File No. 70-

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                __________________________________

                 FORM U-1 APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _________________________________

                    New Century Energies, Inc.
                     1225 Seventeenth Street
                     Denver, Colorado  80202
                __________________________________

              (Name of company filing this statement
           and address of principal executive offices)

                               None
                __________________________________

             (Name of top registered holding company)

          Richard C. Kelly                 Doyle R. Bunch II
          President and Treasurer          Chairman and Secretary
          1225 Seventeenth Street          Tyler at Sixth
          Denver, Colorado  80202          Amarillo, Texas  79101

           (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-
Declaration to:

 William S. Lamb, Esq.                   Gary W. Wolf, Esq.
 LeBoeuf, Lamb, Greene & MacRae, L.L.P.  Cahill Gordon & Reindel
 125 West 55th Street                    80 Pine Street
 New York, New York  10019               New York, New York  10005

                    Patricia T. Smith, Esq.
                    William M. Dudley, Esq.
                    Public Service Company of Colorado
                    1225 Seventeenth Street
                    Denver, Colorado  80202


                        TABLE OF CONTENTS

                                                             Page

Item 1.  Description of Proposed Transaction  . . . . . . . .   1
     A.   Introduction  . . . . . . . . . . . . . . . . . . .   1
          1.   General Request  . . . . . . . . . . . . . . .   2
          2.   Overview of the Transaction  . . . . . . . . .   2
     B.   Description of the Parties to the Transaction . . .   3
          1.   General Description  . . . . . . . . . . . . .   3
               a.   PSCo  . . . . . . . . . . . . . . . . . .   3
               b.   SPS . . . . . . . . . . . . . . . . . . .   5
               c.   NCE and its Subsidiaries  . . . . . . . .   6
                    i.   NCE  . . . . . . . . . . . . . . . .   6
                    ii.  PSCo Merger Corp . . . . . . . . . .   7
                    iii.  SPS Merger Corp.  . . . . . . . . .   7
                    iv.  NC Services  . . . . . . . . . . . .   7
                    v.   NC Hold  . . . . . . . . . . . . . .   8
                    vi.  WestGas Interstate, Inc. . . . . . .   8
          2.   Description of Facilities  . . . . . . . . . .   8
               a.   PSCo  . . . . . . . . . . . . . . . . . .   8
                    i.   General  . . . . . . . . . . . . . .   8
                    ii.  Electric Generating Facilities and
                         Resources  . . . . . . . . . . . . .   9
                    iii. Electric Transmission Facilities . .  11
                    iv.  Gas Facilities . . . . . . . . . . .  12
                    v.   Other  . . . . . . . . . . . . . . .  12
               b.   SPS . . . . . . . . . . . . . . . . . . .  13
                    i.   General  . . . . . . . . . . . . . .  13
                    ii.  Electric Generating Facilities . . .  13
                    iii. Electric Transmission Facilities . .  14
                    iv.  Other  . . . . . . . . . . . . . . .  15
          3.   Non-Utility  . . . . . . . . . . . . . . . . .  15
               a.   PSCo  . . . . . . . . . . . . . . . . . .  15
               b.   SPS . . . . . . . . . . . . . . . . . . .  16
     C.   Description of Transaction  . . . . . . . . . . . .  18
          1.   Background and Negotiations Leading to the
               Proposed Transaction . . . . . . . . . . . . .  18
          2.   Merger Agreement . . . . . . . . . . . . . . .  21
     D.   PSCo and SPS Benefit Plans  . . . . . . . . . . . .  22
     E.   Management and Operations of NCE Following the
          Merger  . . . . . . . . . . . . . . . . . . . . . .  23

Item 2.  Fees, Commissions and Expenses . . . . . . . . . . .  24

Item 3.  Applicable Statutory Provisions  . . . . . . . . . .  25
     A.   Legal Analysis  . . . . . . . . . . . . . . . . . .  26
          1.   Section 10(b)  . . . . . . . . . . . . . . . .  28
               a.   Section 10(b)(1)  . . . . . . . . . . . .  29
                    i.   Interlocking Relationships . . . . .  29
                    ii.  Concentration of Control . . . . . .  29
               b.   Section 10(b)(2) -- Fairness of
                    Consideration . . . . . . . . . . . . . .  32
               c.   Section 10(b)(2) -- Reasonableness of
                    Fees  . . . . . . . . . . . . . . . . . .  33
               d.   Section 10(b)(3)  . . . . . . . . . . . .  35
          2.   Section 10(c)  . . . . . . . . . . . . . . . .  37
               a.   Section 10(c)(1)  . . . . . . . . . . . .  37
                    i.   Retention of Gas Operations  . . . .  38
                    ii.  Other Businesses . . . . . . . . . .  46
                     I.  Direct Subsidiary of NCE . . . . . .  47
                    II.  Subsidiaries of NC Hold  . . . . . .  47
                    III.  Subsidiaries and Operations of
                          PSCo  . . . . . . . . . . . . . . .  55
               b.   Section 10(c)(2)  . . . . . . . . . . . .  58
                    i.   Efficiencies and Economies . . . . .  58
                    ii.  Integrated Public Utility System . .  62
          3.   Section 10(f)  . . . . . . . . . . . . . . . .  68
          4.   Other Applicable Provisions - Section
               9(a)(1)  . . . . . . . . . . . . . . . . . . .  69
     B.   NC Services . . . . . . . . . . . . . . . . . . . .  70
     C.   UE  . . . . . . . . . . . . . . . . . . . . . . . .  74
     D.   QPS . . . . . . . . . . . . . . . . . . . . . . . .  75
     E.   Other Services  . . . . . . . . . . . . . . . . . .  77

Item 4.  Regulatory Approvals . . . . . . . . . . . . . . . .  77
     A.   Antitrust . . . . . . . . . . . . . . . . . . . . .  78
     B.   Federal Power Act . . . . . . . . . . . . . . . . .  78
     C.   State Public Utility Regulation . . . . . . . . . .  78

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . . .  80

Item 6.  Exhibits and Financial Statements  . . . . . . . . .  80
     A.   Exhibits  . . . . . . . . . . . . . . . . . . . . .  80
     B.   Financial Statements  . . . . . . . . . . . . . . .  82

Item 7.  Information as to Environmental Effects  . . . . . .  83




Item 1.  Description of Proposed Transaction

A.   Introduction

          This Application/Declaration seeks approvals relating to the proposed combination of Public Service Company of Colorado ("PSCo") and Southwestern Public Service Company ("SPS"), pursuant to which PSCo and SPS will become wholly owned subsidiaries of New Century Energies, Inc. ("NCE"), a new Delaware holding company (the "Transaction"). Following the consummation of the Transaction, NCE will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act").

          The Transaction is expected to produce substantial benefits to the public, investors and consumers, and meets all applicable standards of the Act. Among other things, PSCo and SPS believe that the Transaction will allow the shareholders of each of the companies to participate in a larger, financially stronger company, that, through a pooling of the equity, management, human resources and technical expertise of each company, will be able to achieve increased financial stability and strength, greater opportunities for earnings and dividend growth, reduction of operating costs, deferral of certain capital expenditures, efficiencies of operation, better use of facilities for the benefit of customers, seasonal diversity of demand, improved ability to use new technologies, greater retail and industrial sales diversity and improved capability to make wholesale power purchases and sales. In this regard, PSCo and SPS believe that synergies created by the Transaction will generate substantial cost savings to NCE which would not be available absent the Transaction. PSCo and SPS have estimated the dollar value of certain synergies resulting from the Transaction to be approximately $770 million, net of costs to achieve the savings, over the first 10-year period from 1997 to 2006. The expected Transaction benefits are discussed in further detail in Item 3.A.2.b.i. below.

          The shareholders of PSCo and SPS are scheduled to vote on approval of the Transaction at their respective meetings to be held on January 31, 1996. PSCo and SPS have submitted applications requesting approval of the Transaction and/or related matters to (i) the Public Utility Commission of the State of Colorado (the "CPUC"), (ii) the Public Utility Commission of the State of New Mexico (the "NMPUC"), (iii) the Public Service Commission of the State of Wyoming (the "WPSC"), (v) the Public Utility Commission of the State of Texas ("PUCT"), (vi) the Kansas Corporation Commission (the "KCC"), (vii) the Federal Energy Regulatory Commission (the "FERC") and (viii) the Nuclear Regulatory Commission (the "NRC"). PSCo will also request the approval of the Municipality of Brighton, Colorado as required under the franchise granted by the municipality to PSCo.
Finally, both companies will make the required filings with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). See Item 4 below for additional detail regarding these regulatory approvals. Apart from the approval of the Commission under the Act, the foregoing approvals are the only regulatory approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, NCE requests that the Commission's review of this Application/Declaration commence and proceed as expeditiously as practicable.

     1.   General Request

          Pursuant to Sections 9(a)(2) and 10 of the Act, NCE hereby requests authorization and approval of the Commission to acquire, by means of the mergers described below, all of the issued and outstanding common stock of PSCo, SPS and Cheyenne Light, Fuel and Power Company, a Wyoming public utility company and currently a wholly owned subsidiary of PSCo ("Cheyenne").
NCE also hereby requests that the Commission approve (i) the acquisition by NCE of all of the outstanding voting securities of New Century Services, Inc. ("NC Services"), New Century Hold Co. ("NC Hold") and West Gas Interstate, Inc., currently a non-utility subsidiary of PSCO that is engaged in the gas transportation business ("WGI"), under Section 9(a)(1) of the Act; (ii) the acquisition by NC Hold of the outstanding voting securities of all of SPS's, and certain of PSCo's, non-utility subsidiaries under Section 9(a)(1) of the Act; (iii) NC Services as a subsidiary service company in accordance with the provisions of Rule 88 of the Act and the Service Agreement and the Non-Utility Service Agreement as a basis for NC Services to comply with Section 13 of the Act and the Commission's rules thereunder; (iv) Utility Engineering Corporation ("UE"), which following the consummation of the Transaction will be an indirect subsidiary of NCE, as a subsidiary service company in accordance with the provisions of Rule 88 of the Act and the UE Service Agreement and the UE Non-Utility Service Agreement as a basis for UE to comply with Section 13 of the Act and the Commission's rules thereunder; (v) certain additional affiliate transactions as being in accordance with the provisions of Section 13 of the Act and (vi) the issuance of NCE Common Stock in connection with the Transaction.

     2.   Overview of the Transaction

          Pursuant to an Agreement and Plan of Reorganization, dated as of August 22, 1995, as amended on December 8, 1995 (the "Merger Agreement"), PSCo Merger Corp., a Colorado corporation and a wholly-owned subsidiary of NCE ("PSCo Merger Corp."), will be merged with and into PSCo, with PSCo continuing as the surviving corporation (the "PSCo Merger"), and SPS Merger Corp., a New Mexico corporation and a wholly-owned subsidiary of NCE, will be merged with and into SPS, with SPS as the surviving corporation (the "SPS Merger"). As a result of the PSCo Merger and the SPS Merger, and the declaration of a dividend by PSCo to NCE of all of the stock of Cheyenne, PSCo, SPS and Cheyenne will become operating subsidiaries of NCE, and NCE will be a holding company within the meaning of the Act.

           In addition, WGI will become a direct subsidiary of NCE (by the declaration of a dividend by PSCo to NCE of WGI's stock), as will NC Services and NC Hold (which will be newly formed corporations). Upon consummation of the Transaction, the non-utility subsidiaries of SPS will become subsidiaries of NC Hold, and certain of the non-utility subsidiaries of PSCo will become subsidiaries of NC Hold while others will remain subsidiaries of PSCo (as described below). NCE is also requesting approval of the terms of (1) the Service Agreement among NC Services and the operating utility subsidiaries of NCE,
(2) the Non-Utility Service Agreement between NC Services and the non-utility subsidiaries of NCE, (3) the UE Service Agreement among UE and the utility subsidiaries of NCE and (4) the UE Non-Utility Service Agreement among UE and the non-utility subsidiaries of NCE. NCE is also requesting approval of the acquisition by NC Hold of the outstanding capital stock of certain of the non-utility subsidiaries of PSCo and of SPS. The two SPS subsidiaries, Quixx Corporation ("Quixx") and UE will be transferred through the sale by SPS of all of the outstanding common stock of such subsidiaries to NC Hold in exchange for debt of NC Hold. The subsidiaries of PSCo to be transferred to NC Hold will be transferred by a declaration of a dividend of their stock to NCE and subsequent capital contribution of their stock to NC Hold. A chart of the proposed corporate structure of NCE following consummation of the Transaction is attached hereto as Exhibit E-6.

          The common shareholders of PSCo and SPS will receive one and 0.95 of one share of common stock, par value of $1.00 per share, of NCE ("NCE Common Stock"), respectively, and will become common shareholders of NCE (see Item 1.C.2 below). The Transaction will have no effect on the shares of preferred stock of PSCo and SPS issued and outstanding at the time of the consummation of the Transaction, each series of which and each share of which will remain unchanged. A copy of the Merger Agreement is incorporated by reference as Exhibit B-1 hereto.

B.   Description of the Parties to the Transaction

     1.   General Description

          a.   PSCo

          PSCo was incorporated under the laws of the State of Colorado in 1924 and is a public utility holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(2) of the Act and Rule 2 thereunder. Pursuant to Rule 2, PSCo has filed a statement with the Commission on Form U-3A-2 for the year ended December 31, 1994, which was subsequently amended and which is incorporated by reference as Exhibits H-3 and H-4 hereto.

          PSCo and Cheyenne are primarily engaged in providing electric and gas service in Colorado and Cheyenne, Wyoming. As of December 31, 1994, PSCo provided electric utility service to
1.1 million customers, and Cheyenne provided electric utility service to 33,000 customers in the Cheyenne area. In addition, PSCo and Cheyenne provided gas utility service to approximately 920,000 and 26,000 customers, respectively. Maps of PSCo's and Cheyenne's service territory are attached as Exhibits E-3 and E-4 respectively.

          PSCo is subject to regulation as a public utility under the Colorado Public Utilities Law as to retail electric and gas rates and other matters by the CPUC. PSCo and Cheyenne are also subject to regulation by the FERC with respect to the classification of accounts, rates for any wholesale sales of electricity, the interstate transmission of electric power and energy, interconnection agreements, issuances of securities not regulated by state commissions and acquisitions and sales of certain utility properties under the Federal Power Act. Cheyenne is subject to regulation in connection with its electric and gas retail sales and other matters by the WPSC. In addition, PSCo and Cheyenne are subject to regulation by the FERC under the Natural Gas Act of 1935, as amended. PSCo is also currently subject to regulation by the NRC in connection with its ownership of the Fort St. Vrain nuclear generating facility. This facility ceased operations on August 29, 1989 and is in the process of being decommissioned in accordance with the terms of orders issued by the NRC.

          PSCo directly owns a majority of the issued and outstanding common stock of nine non-utility companies. In addition, PSCo has a controlling interest in six small water and ditch companies, a general partner interest in a partnership engaged in gas storage and minority interests in a number of limited partnerships.

          The common stock, par value of $5.00 per share, of PSCo ("PSCo Common Stock") is listed on the New York Stock Exchange ("NYSE"), the Chicago Stock Exchange and the Pacific Stock Exchange. As of December 12, 1995, there were 63,350,157 shares of PSCo Common Stock and 2,888,652 shares of PSCo preferred stock outstanding. PSCo's principal executive office is located at 1225 Seventeenth Street, Denver, Colorado 80202. A copy of the Restated Articles of Incorporation of PSCo is incorporated by reference as Exhibit A-3.

          For the year ended December 31, 1994, PSCo's operating revenues on a consolidated basis were approximately $2.06 billion, of which approximately $1.4 billion were derived from electric operations, $625 million from gas operations and $33 million from other operations. Consolidated assets of PSCo and its subsidiaries at December 31, 1994 were approximately $4.2 billion, consisting of approximately $2.5 billion in identifiable electric utility property, plant and equipment; approximately $675 million in identifiable gas utility property, plant and equipment; and approximately $990 million in other corporate assets.

          A more detailed summary of information concerning PSCo and its subsidiaries is contained in PSCo's Annual Report on Form 10-K and Statement on Form U-3A-2 for the year ended December 31, 1994, as amended, copies of which are incorporated by reference as Exhibits H-1, H-3 and H-4, respectively, and PSCo's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 copies of which are incorporated by reference as Exhibits H-5, H-6 and H-7, respectively.

          b.   SPS

          SPS, incorporated under the laws of the State of New Mexico in 1921, is a public utility company as defined in the Act. SPS is engaged in the generation, transmission, distribution and sale of electric energy. It serves a population of approximately one million in a 52,000 square-mile area of the Panhandle and south plains of Texas, eastern and southeastern New Mexico, the Oklahoma Panhandle and southwestern Kansas. SPS provides electric energy to 46 communities with a population of 2,000 or more: 35 in Texas, 9 in New Mexico and 1 each in Oklahoma and Kansas. Approximately 56 percent of SPS's operating revenues during fiscal 1995, excluding sales to other utilities, were derived from operations in Texas. A map of SPS's service area is attached as Exhibit E-3.

          As a public utility under the laws of the states of Texas, New Mexico, Kansas and Oklahoma, SPS is regulated by the PUCT, NMPUC, KCC and the Oklahoma Corporation Commission (the "OCC"), respectively, as to its retail rates, services, accounts, depreciation, and acquisitions and sales of utility properties, and in other respects. In addition, issuances of securities by SPS are regulated by the NMPUC and the KCC, and the issuances of securities secured by a lien on Oklahoma property is regulated by the OCC. SPS is also subject to regulation by the FERC with respect to borrowings and the issuance of securities not regulated by the state commissions listed above, the classification of accounts, rates to any wholesale customers, the interstate transmission of electric power and energy, interconnection agreements, and acquisitions and sales of certain utility properties under the Federal Power Act.

          SPS also owns all of the issued and outstanding common stock of two corporations engaged in non-utility businesses, which are described in more detail below.

          The common stock of SPS, par value $1.00 per share (the "SPS Common Stock"), is listed on the NYSE, the Chicago Stock Exchange and the Pacific Stock Exchange. As of December 12, 1995, there were 40,917,908 shares of SPS Common Stock outstanding. All outstanding shares of SPS Preferred Stock have been redeemed or repurchased. SPS redeemed and repurchased these shares to facilitate obtaining the required vote at the SPS Annual Meeting to be held on January 31, 1996 for the approval of the Transaction and for the modernization of the preferred stock provisions in the SPS Restated Articles of Incorporation (the "SPS Articles"), including eliminating the covenants imposed by the current provisions. SPS may issue one or more series of preferred stock following the SPS Annual Meeting, subject to obtaining the necessary regulatory approvals. SPS's principal executive office is located at SPS Tower, Tyler at Sixth, Amarillo, Texas 79101. A copy of the SPS Articles and a copy of the proposed amendment to such Articles to be voted upon at the January 31, 1996 Annual Meeting of Shareholders are incorporated by reference as Exhibits A-4 and C-1, respectively.

          On a consolidated basis, SPS's operating revenues for the year ended August 31, 1995 were approximately $834 million, and its total assets at August 31, 1995 were approximately $1.9 billion.

          More detailed information concerning SPS is contained in the Annual Report of SPS on Form 10-K for the year ended August 31, 1995 and the Quarterly Report on Form 10-Q for the quarter ended November 30, 1995, which are incorporated by reference as Exhibits H-2 and H-8, respectively.

          c.   NCE and its Subsidiaries

               i.   NCE

          NCE was incorporated under the laws of the State of Delaware on August 21, 1995 to become a holding company for PSCo and SPS following the Transaction and for the purpose of facilitating the Transaction. NCE filed a Restated Certificate of Incorporation on December 11, 1995. NCE has, and prior to the consummation of the Transaction will have, no operations other than those contemplated by the Merger Agreement to accomplish the Transaction. Upon consummation of the Transaction, NCE will be a public utility holding company and will own all of the issued and outstanding common stock of PSCo, SPS, Cheyenne, NC Services, NC Hold and WGI. NC Hold will, in turn, own all of the issued and outstanding common stock of the SPS non-utility subsidiaries and certain of the PSCo non-utility subsidiaries described in Item 1.B.3. below. At present, the common stock of NCE, which consists of 200 issued and outstanding shares, is owned by PSCo and SPS, each of which owns 100 shares. A copy of the Restated Certificate of Incorporation of NCE is attached as Exhibit A-1.

               ii.  PSCo Merger Corp.

          Solely for the purpose of facilitating the Transaction proposed herein, PSCo Merger Corp. will be incorporated under the laws of the State of Colorado prior to the consummation of the Transaction. The authorized capital stock of PSCo Merger Corp. will consist of 100 shares of common stock, no par value ("PSCo Merger Corp. Common Stock"), all of which will be held by NCE. PSCo Merger Corp. has not had, and prior to the closing of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of PSCo Merger Corp. and PSCo as herein described.

               iii.  SPS Merger Corp.

          Solely for the purpose of facilitating the Transaction proposed herein, SPS Merger Corp. will be incorporated under the laws of the State of New Mexico prior to the consummation of the Transaction. The authorized capital stock of SPS Merger Corp. will consist of 100 shares of common stock, no par value ("SPS Merger Corp. Common Stock"), all of which will be held by NCE. SPS Merger Corp. has not had, and prior to the closing of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of SPS Merger Corp. and SPS as herein described.

               iv.  NC Services

          Prior to the consummation of the Transaction, NC
Services will be incorporated in Delaware to serve as the service company for the NCE system. NC Services will provide PSCo, SPS, Cheyenne and the other companies of the NCE system with a variety of administrative, management and support services.

          NC Services will enter into a service agreement with PSCo, SPS and Cheyenne (the "Service Agreement"). (A copy of the form of Service Agreement as well as an appendix entitled
"Description of Services and Determination of Charges for Services" is filed as Exhibit B-2).

          For the direct and indirect non-utility subsidiaries of NCE, NC Services will enter into one or more separate service agreements (the "Non-Utility Service Agreement"). (A copy of the form of Non-Utility Service Agreement as well as an appendix entitled "Description of Services and Determination of Charges for Services" is filed as Exhibit B-3).

          The authorized capital stock NC Services will consist of 1,000 shares of common stock, par value $.01 per share. Upon consummation of the Transaction, all issued and outstanding shares of NC Services common stock will be held by NCE.

               v.   NC Hold

          Prior to the consummation of the Transaction, NC Hold will be incorporated in Delaware to serve as a holding company for (and directly or indirectly acquire the outstanding capital stock of) the following non-utility subsidiary companies of PSCo and SPS: e prime, inc. ("e prime"), Young Gas Storage Company, Inc. ("Young Gas"), Natural Fuels Corporation Company ("Natural Fuels"), Quixx and UE. These companies are described below in
Item 1.B.3.

          The authorized capital stock of NC Hold will consist of 1,000 shares of common stock, par value $.01 per share. Upon consummation of the Transaction, all issued and outstanding shares of NC Hold common stock will be held by NCE. NC Hold will also have issued debt to SPS in connection with its acquisition of UE and Quixx as more fully described in Item 3.A.4 below.

               vi.  WestGas Interstate, Inc.

          WGI is a natural gas transmission company operating in Colorado and Wyoming that will be a wholly-owned subsidiary of NCE following consummation of the Transaction. WGI's interstate pipeline system consists of approximately 0.23 miles of 8-inch pipe, 11.45 miles of 4-inch pipe, a 300 foot 8-inch discharge main, and a meter station. The facilities extend from PSCo's Chalk Bluffs meter station in Weld County, Colorado, approximately two miles south of the Wyoming border, north to the WestGas Paraffin Meadows meter station in Laramie County, Wyoming. This meter station is interconnected with the Cheyenne distribution system, approximately four miles south of the City of Cheyenne, Wyoming.

          The system's peak day capacity is 13 MMcf, and annual throughput is 2,900 MMcf. Annual revenues are approximately $109,000. WGI currently serves the following four customers only: Cheyenne, Associated Interstate Pipeline Company, Enron Power Marketing, Inc., and Frontier Oil and Refining Company.

     2.   Description of Facilities

          a.   PSCo

               i.   General

          For the year ended December 31, 1994, PSCo and its utility subsidiaries sold the following amount of electric energy
(at retail or wholesale) and distributed the following amount of natural or manufactured gas at retail:

PSCo
     Kwh of electric energy sold  . . . . . . . .  23,270,399,589
     Mcf of gas distributed at retail . . . . . . . . 144,561,732

Cheyenne
     Kwh of electric energy sold  . . . . . . . . . . 763,593,221
     Mcf of gas distributed at retail . . . . . . . . . 5,066,104

               ii.  Electric Generating Facilities and Resources

          As of December 31, 1994, PSCo had a total net generating capability of approximately 3186 MW available from the following units:

     Arapahoe: Arapahoe is located in Denver, Colorado and has an installed gross capacity of 262 MW and a net dependable capacity of 246 MW. Its major fuel source is coal.

     Cabin Creek:  A pumped storage hydro station located near
     Georgetown, Colorado and has a total capacity of 324 MW at maximum load and a net dependable capacity of 162 MW.

     Cameo: Cameo is located near Grand Junction, Colorado and has an installed gross capacity of 77 MW and a net dependable capacity of 72.7 MW. Its major fuel source is coal.

     Cherokee: Cherokee is located in Denver, Colorado and has an installed gross capacity of 784 MW and a net dependable capacity of 723 MW. Its major fuel source is coal.

     Comanche: Comanche is located near Pueblo, Colorado and has an installed gross capacity of 725 MW and a net dependable capacity of 660 MW. Its major fuel source is coal.

     Craig: Craig is located near Craig, Colorado and is comprised of three units, two of which are owned by PSCo. The total installed gross capacity of the units is 894 MW, of which PSCo has a 9.72% undivided ownership interest. PSCo's share in the installed gross capacity is 86.89 MW. Its share in the net dependable capacity is 83.20 MW. Its major fuel source is coal.

     Hayden: Hayden, located near Hayden, Colorado is comprised of two units, Units 1 and 2, which have gross maximum capabilities of 202.1 MW and 285.96 MW, respectively. PSCo has a 75.5% undivided ownership interest in Unit 1 and a 37.4% undivided ownership interest in Unit 2. Its total share in the installed gross capacity of these units is
     259.47 MW. Its total share in the net dependable capacity is 236.90 MW. Its major fuel source is coal.

     Pawnee: Pawnee is located near Brush, Colorado and has an installed gross capacity of 530 MW and a net dependable capacity of 495 MW. Its major fuel source is coal.

     Valmont Unit 5: Valmont is located near Boulder, Colorado and has an installed gross capacity of 188 MW and a net dependable capacity of 178 MW. Its major fuel source is coal.

     Zuni: Zuni is located in Denver, Colorado and has an installed gross capacity of 115 MW and a net dependable capacity of 107 MW. Its major fuel source is coal.

           PSCo has six combustion turbine units at various locations. The total installed gross capacity of these units is 209 MW. The units' net dependable capacity is 171
     MW.

           In addition to Cabin Creek, PSCo has 14 hydro units at various locations, including one station (two units) not owned by PSCo but operated by it under contract. These units have a total installed gross capacity of 52.70 MW.
     The units' net dependable capacity is 35.90 MW. Seasonal hydro plant net dependable capabilities are based upon average water conditions and limitations for each particular season. The individual plant seasonal capabilities are sometimes limited by less than design water flow.

          PSCo has seven diesel generators at various locations with a total of 15.5 MW installed gross capacity and net dependable capacity.

          PSCo purchases capacity and energy from various regional utilities as well as Qualifying Facilities ("QFs"), as that term is defined in the Public Utility Regulatory Policies Act of 1978 ("PURPA") in order to meet energy needs of its customers. Together, PSCo and Cheyenne purchased approximately 37% of the total electric system energy input for 1994.

          PSCo's 1995 summer peak load, which occurred on August 11, 1995, was 4262.2 MW and its 1995 winter peak load, which occurred on January 4, 1995, was 3927.8 MW.

          Cheyenne does not generate any electricity, but purchases all of its electric energy requirements from an unaffiliated electric utility. Cheyenne does own five small diesel generating units (nameplate rating of 2 MW each) which are held on cold standby and which have been contractually placed under the control of the unaffiliated electric utility company that supplies all of Cheyenne's electric energy requirements.

               iii. Electric Transmission Facilities

          PSCo's transmission system is located primarily within Colorado although small portions of two jointly owned lines are located in New Mexico and Nebraska, both along the Colorado border. As of December 31, 1994, PSCo's transmission system consisted of approximately 182 circuit miles of 345 KV overhead lines; 1,832 circuit miles of 230 KV lines; 15 circuit miles of 230 KV underground lines; 65 circuit miles of 138 KV overhead lines; 965 circuit miles of 115 KV underground lines; 19 circuit miles of 115 KV underground lines; 355 circuit miles of 69 KV overhead lines; 170 circuit miles of 44 KV overhead lines; and 1 circuit mile of 44 KV underground lines. PSCo jointly owns with other utilities approximately 347 circuit miles of 345 KV overhead lines and 330 miles of 230 KV overhead lines, of which PSCo's share is 182 miles and 114 miles, respectively, which shares are included in the amounts referred to above.

          The system is interconnected with the systems of the following utilities with which PSCo has major firm purchase power contracts; capacity and energy are provided primarily by generating sources in the locations indicated:

Utility                            Location

Basin Electric Power Cooperative   Southeast Wyoming
PacifiCorp                         West & Northwest U.S.
                                   Northwest Colorado

Platte River Power Authority       Northcentral Colorado
Tri-State                          Southeast Wyoming and
                                   Northwest Colorado

          PSCo has wheeling agreements with the above, and with other utilities and public power agencies, which are utilized to provide capacity and energy to PSCo's system from time to time.

          PSCo's transmission system also interconnects with the system of the Western Area Power Administration ("WAPA").

          PSCo is a member of the Western Systems Coordinating Council (the "WSCC"), an interstate network of transmission facilities which are owned by public entities and investor-owned utilities. WSCC is the regional reliability council providing planning and coordination for member electric power systems in the Western United States. PSCo is also a member of the Western Systems Power Pool (the "WSPP") which is an economic power pool that operates an electronic bulletin board and acts as a clearinghouse for bulk power transactions among over 90 member utilities and marketers. The WSPP Agreement, to which PSCo is a signatory, provides for the sale and purchase of capacity, energy and transmission services at market-based rates with a cost-based floor and ceiling.<F1>

          Cheyenne owns two 115 KV transmission line segments that total 25.5 miles in length that fall within and are operated by WAPA's Loveland control area.


____________________

<F1> SPS is also a member of the WSPP, as described in Item b.iii below.


               iv.  Gas Facilities

          The gas property of PSCo at December 31, 1994 consisted chiefly of approximately 14,619 miles of distribution mains ranging in size from 0.50 to 30 inches and related equipment.
The Denver distribution system consisted of 8,100 miles of mains.

          The gas property of Cheyenne at December 31, 1994 consisted chiefly of approximately 532 miles of distribution/transmission mains ranging in size from 1 to 16 inches and related equipment.

               v.   Other

          PSCo owns and operates four underground gas storage facilities Rountup, Asbury, Fruita (all conventional depleted gas reservoirs) and Leyden (a converted mined cavern). These combined facilities have a maximum working volume of 18,974,000 Mcf, and a maximum daily sendout capacity of 252,000 Mcf/day.

          PSCo's steam heating property at December 31, 1994 consisted of 10.5 miles of transmission, distribution and service lines in the business district of Denver, including a steam transmission line connecting the steam heating system with PSCo's Zuni electric power plant. Steam is supplied from boilers installed at PSCo's Denver Steam Plant, which has a capability of 295,000 pounds of steam per hour under sustained load. An additional 300,000 pounds of steam per hour is available from PSCo's Zuni electric generating plant on a peak demand basis. PSCo also owns service and office facilities in Denver and other communities located throughout its service territory.

          In addition PSCo and its subsidiaries own other property, plant and equipment supporting their electric and gas utility functions. PSCo's former nuclear generating station, Fort St. Vrain, located near Platteville, Colorado ceased operations on August 29, 1989.

          b.   SPS

               i.   General

          For the year ended August 31, 1995, SPS sold 20.3 billion kwh of electric energy (at retail and wholesale).

               ii.  Electric Generating Facilities

          At December 31, 1995 SPS had a total of 4135 MW net generation capability.

          SPS's steam generation stations have a combined net capability of 3990 MW. These stations are:

     Harrington: Harrington, located near Amarillo, TX, has a net capability of 1066 MW. Its principal fuel source is coal.

     Tolk: Tolk, located near Muleshoe, TX, has a net capability of 1080 MW. Its principal fuel source is coal.

     Jones: Jones, located near Lubbock, TX, has a net capability of 486 MW. Its principal fuel source is natural gas.

     Plant X: Plant X, located near Earth, TX, has a net capability of 442 MW. Its principal fuel source is natural gas.

     Nichols: Nichols, located near Amarillo, TX, has a net capability of 457 MW. Its principal fuel source is natural gas.

     Cunningham: Cunningham, located near Hobbs, NM, has a net capability of 267 MW. Its principal fuel source is natural gas.

     Maddox: Maddox, located near Hobbs, NM, has a net capability of 118 MW. Its principal fuel source is natural gas.

     Moore County: Moore County, located near Sunray, TX, has a net capability of 48 MW. Its principal fuel source is natural gas.

     CZ-2: CZ-2, located near Pampa, TX, has a net capability of 26 MW. Its principal fuel source is purchased steam.

          SPS's other electric generation facilities -- gas turbines and diesel engines -- have a total net capability of 145
MW.  These stations are:

     Carlsbad (gas turbine): Carlsbad, located in Carlsbad, NM, has a net capability of 16 MW.

     CZ-1 (gas turbine): CZ-1, located near Pampa, TX, has a net capability of 10 MW.

     Maddox (gas turbine): Maddox, located near Hobbs, NM, has a net capability of 76 MW.

     Riverview (gas turbine):  Riverview, located near Borger,
     TX, has a net capability of 25 MW.

     Tucumcari (diesel engine):  Tucumcari, located in Tucumcari,
     NM, has a net capability of 15 MW.

          SPS's summer peak load for the calendar year 1995, which occurred on July 28, 1995, was 3952 MW and its 1995 winter peak load, which occurred on February 28, 1995, was 2486 MW.

               iii. Electric Transmission Facilities

          As of December 31, 1994, SPS's transmission system consisted of 319 circuit miles of 345 KV lines, 1,551 circuit miles of 230 KV lines, 2,317 circuit miles of 138 KV lines and 1,827 circuit miles of 69 KV lines. SPS is in the southwest corner of the Eastern Interconnection of the United States and is a member of the Southwest Power Pool ("SPP"), one of the seven reliability councils on the Eastern Interconnection. SPS is bordered to the south and southeast by the Electric Reliability Council of Texas ("ERCOT") and to the west by the WSCC. SPS is not interconnected with ERCOT.

          SPS is connected with utilities west of its service territory through two high voltage direct current (HVDC) interconnections in New Mexico and has four interconnecting transmission lines with utilities of the SPP. These interconnections are described in the following table:

                                                 Voltage (kilovolts)

                                                               Other
    Location        Interconnecting Utility     The Company   Utility

 Near Artesia, NM   El Paso Electric Co.
                    and Texas-New Mexico
                    Power Co.                       230*        345

 Near Clovis, NM    Public Service Company
                    of New Mexico                   230*        345

 Near Oklaunion,    Public Service Company
 TX                 of Oklahoma                     345         345

 Near Elk City      Public Service Company
 OK                 of Oklahoma                     230         230

 Near Shamrock      West Texas Utilities
 TX                                                 115         115

 Near Guymon, OK    West Plains Energy              115         115

     *These are HVDC interconnections owned by the interconnecting utilities. SPS has scheduling capabilities over these facilities through the WSPP agreement and pursuant to agreements with the interconnecting utilities.

          Transactions with the SPP are handled through interties near Elk City and Guymon, Oklahoma, and Shamrock and Oklaunion, Texas. These interties allow SPS to sell energy to or to purchase energy from the eastern electrical grid. Sales through eastern interties accounted for 2.0% of fiscal 1995 total sales.

          HVDC interconnections link SPS with the western electrical grid of the United States. SPS purchases and sells energy through HVDC interties near Artesia and Clovis, New Mexico. Sales through these interties accounted for 4.1% of fiscal 1995 total sales.

               iv.  Other

          In addition, SPS and its subsidiaries own property, plant and equipment supporting their electric utility functions.

     3.   Non-Utility

          a.   PSCo

          PSCo has nine non-utility subsidiaries, eight of which are wholly-owned: WGI, e prime, 1480 Welton, Inc. ("1480 Welton"), PS Colorado Credit Corporation ("PSCCC"), P.S.R. Investments, Inc. ("PSRI"), Fuel Resources Development Co. ("Fuelco"), Young Gas and Green and Clear Lakes Company ("Green and Clear Lakes"). In addition, PSCo owns 80% of the capital stock of Natural Fuels.

          WGI is a natural gas transmission company operating in Colorado and Wyoming (see Item I.B.1.c.vi.); e prime will offer energy related products and services to energy-using customers and to selected segments of the utility industry; Fuelco has been engaged in the exploration for, and the development and production of, natural gas and oil, principally in Colorado; 1480 Welton is a real estate company which owns certain of PSCo's real estate interests for use in its utility business; PSRI owns and manages company owned life insurance (COLI) policies on certain past and present employees, the benefits from which are to provide future funding for general corporate purposes; PSCCC is a company that finances (factors) certain of PSCo's current assets; Young Gas holds a 47.5% interest in a partnership which owns an underground gas storage facility; Green and Clear Lakes owns water rights and storage facilities for water used at PSCo's Georgetown Hydroelectric Station; and Natural Fuels sells compressed natural gas as a transportation fuel to retail markets, converts vehicles for natural gas usage, constructs fueling facilities and sells miscellaneous fueling facility equipment. PSCo also holds a controlling interest in several other relatively small ditch and water companies whose capital requirements are not significant and which are not consolidated in PSCo's financial statements or statistical data.

          Together, at December 31, 1994, PSCo's non-utility subsidiaries and investments constituted less than three percent of the consolidated book value of the assets of both PSCo and its subsidiaries.

          A corporate chart of PSCo and its subsidiaries, showing their non-utility interests, is filed as Exhibit E-4.

          b.   SPS

          SPS wholly owns two direct non-utility subsidiaries, UE and Quixx. UE is a wholly owned subsidiary formed in 1986. It is engaged in engineering, design, construction management and other miscellaneous services, employing approximately 120 employees. UE's assets at August 31, 1995, were approximately $42.3 million and total revenues for fiscal year 1995 were $38.5 million. Although SPS is UE's major client, UE is also involved in other projects for nonaffiliate customers, providing general engineering and design services. UE also works jointly with Quixx on cogeneration projects.

          Quixx is a wholly owned subsidiary formed in 1986. Its primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx employs approximately 70 employees. Quixx's assets at August 31, 1995 were approximately $86.4 million and total revenues for fiscal year 1995 were $16.2 million.

          UE has two affiliates as follows: S.A. Garza Engineers, Inc. ("Sage"), in which UE holds a 39% convertible preferred stock interest and a 12% common stock interest, is involved in municipal water and wastewater projects, civil works, surveying and environmental services and may in the future provide services to NCE's utility subsidiaries; and Vista Environmental Services, L.L.C., 49% of which is owned by UE, performs environmental consulting services, client-regulatory interfacing, complete site assessments, due diligence, waste management planning, remedial action design and implementation, groundwater valuation, mineral surveys, and on-site field supervision in both the private and governmental sectors and is providing site remediation services, and will continue to provide site remediation and other services, to SPS.

          Quixx has five wholly owned subsidiaries, four of which hold partnership interests in various energy-related limited partnerships. In addition, Quixx directly holds interests in five other entities. The following is a description of Quixx's subsidiaries and affiliates:

          Quixx holds a 25% limited partnership interest in BCH Energy Limited Partnership ("BCH"), which is constructing a waste-to-energy cogeneration facility located near Fayetteville, North Carolina to provide steam to a Du Pont De Nemours & Company ("Du Pont") plant near Fayetteville and electric power to Carolina Power & Light.

          Quixx holds a 95% interest in Vedco Louisville L.L.C., which owns a facility consisting of two gas-fired boilers providing steam to a Du Pont plant in Louisville, Kentucky.

          Quixx Jamaica, Inc., a wholly owned subsidiary of Quixx, holds a 99% limited partnership interest in KES Jamaica, L.P. which owns a 42.3 megawatt oil-fired combustion turbine power plant located in Montego Bay, Jamaica, W.I. and sells electricity to Jamaica Power Services.

          Quixx holds a 32-1/3% limited partnership interest and, through Quixx Carolina, Inc., a wholly owned subsidiary of Quixx, a 1% general partnership interest in Carolina Energy, Limited Partnership ("Carolina Energy"), which will develop, own and operate solid waste fueled cogeneration facilities in Wilson and Lenoir Counties, North Carolina, which will provide steam to a Du Pont plant and will sell electric power to Carolina Power & Light.

          Quixx holds a 24.67% limited liability partnership interest and, through Quixx WPP94, Inc., a wholly owned subsidiary of Quixx, a 0.33% general partnership interest in Windpower Partners, 1994, L.P., which owns a 35 megawatt windplant in Texas and sells the electricity to the City of Austin and the Lower Colorado River Authority.

          Quixx Power Services, Inc., a wholly owned subsidiary of Quixx, will operate and maintain generation facilities in various locations, including the BCH and Carolina Energy cogeneration facilities.

          Amarillo Railcar Services, a railcar maintenance facility owned and operated by Quixx, provides inspection, light and heavy maintenance and storage for unit trains. A majority of these services are provided for railcars that transport coal for use by SPS.

          Quixx holds a 50% general partnership interest in Lindsay Cogeneration Limited Partnership, which intends to construct and operate an on site cogeneration facility to be utilized to remediate brine contamination of groundwater as mandated by California.

          Quixx holds a 1% general partnership interest and, through Quixx Resources, Inc., a wholly owned subsidiary of Quixx, a 99% limited partnership interest in Quixx WRR, L.P., which will hold all of Quixx's water rights located in Roberts, Gray, Hutchinson and Carson Counties, Texas.

          In addition, Quixx has royalty interests in coal and other minerals produced and to be produced from certain New Mexico properties owned by the Pittsburgh and Midway Coal Mining Company. Quixx also finances sales of heat pumps and markets other non-utility goods and services.

          Together, SPS's non-utility subsidiaries constituted approximately 13 percent of the consolidated book value of the assets of SPS and it subsidiaries at August 31, 1995.

          A corporate chart of SPS and its subsidiaries, showing their non-utility interests, is filed as Exhibit E-5.

C.   Description of Transaction

     1.   Background and Negotiations Leading to the Proposed
          Transaction

          PSCo and SPS have had numerous discussions over the past several years related to various means of better utilizing their facilities, including pursuing possibilities to enter into joint ventures for the construction of various generation and transmission facilities. In addition, PSCo and SPS share the view that fundamental changes in the electric energy industry are inevitable and that such changes are leading to greater competition in a once monopolistic industry.

          The Energy Policy Act of 1992 (the "1992 Act") granted the FERC the authority to order electric utilities to provide transmission service to other utilities and to other buyers and sellers of electricity in the wholesale market. The 1992 Act also created a new class of power producers, exempt wholesale generators ("EWGs"), which are exempt from regulation under the Act. The exemption from regulation under the Act of EWGs has increased the number of entrants into the wholesale electric generation market, thus increasing competition in the wholesale segment of the electric utility industry.

          Commencing in December 1993, pursuant to its authority under the 1992 Act, the FERC issued a number of orders in spe-cific cases directing utilities to provide transmission services. Under the FERC's evolving transmission policies, utilities are being required to offer transmission services to third parties on a basis comparable to service that the utilities provide themselves. On April 7, 1995, the FERC issued a notice of proposed rule making under which it proposed to implement on a comprehensive basis the comparable transmission service policies it has developed in specific cases. The FERC's actions to date and its transmission rulemaking proceeding have increased the availability of transmission services, thus creating greater competition in the wholesale power market.

          In addition, state regulatory bodies in certain states have initiated proceedings to review the basic structure of the industry. These bodies are considering proposals to require some measure of competition in the retail portion of the industry.

          With the passage of the 1992 Act and the rapidly changing utility environment in general, both PSCo and SPS began investigating their individual strategic options related to the new competitive landscape. Both companies reached the same conclusions:

          1. A key to future success would be to become a quality low cost provider;

          2. Size would be a key factor related to the various options that could be provided to meet customer demands and further reduce costs; and

          3. Financial strength would be essential in the changing environment.

          On March 29, 1995, following an electric utility industry meeting in Washington, D.C., senior management from both
PSCo and SPS met to discuss a variety of business opportunities the two companies could jointly pursue as part of the changing environment, including a possible merger.

          Soon after this meeting, PSCo engaged the law firm of LeBoeuf, Lamb, Greene & MacRae, L.L.P. to advise it with respect to the potential business combination and SPS engaged the law firm of Cahill Gordon & Reindel ("Cahill Gordon") to advise it with respect to the potential business combination.

          On May 12, 1995, certain PSCo employees met with certain SPS employees to discuss, among other items, (i) the hiring of Deloitte & Touche LLP ("Deloitte & Touche") to assist the managements of PSCo and SPS in preparing a detailed synergy analysis; (ii) establishing a timetable to investigate a possible merger; (iii) the financial and operational modeling and analysis that would be required; and (iv) the exchange of preliminary information requests. On May 12, 1995, a Confidentiality and Standstill Agreement was signed between PSCo and SPS. Pursuant to that agreement, the two companies and their representatives agreed to provide non-public information to each other with a view toward exploring a possible business combination.

          Following those preliminary discussions, PSCo engaged Barr Devlin & Co. Incorporated ("Barr Devlin") to act as its financial advisor in connection with a possible business combination with SPS and SPS engaged Dillon, Read & Co. Inc. ("Dillon Read") to act as its financial advisor in connection with the possible business combination with PSCo.

          During the months of June, July and August of 1995, PSCo and SPS management personnel and representatives of Deloitte & Touche had numerous meetings in Dallas and Denver to analyze all aspects of the synergy study (i.e., operations and maintenance, capacity deferrals, fuel savings, other corporate programs, etc.). In these meetings, PSCo and SPS management personnel, with the assistance of Deloitte & Touche, analyzed potential savings which would be created by the Transaction and which could not be obtained absent the Transaction and savings which would be accelerated as result of the merging of the operations of the two companies. Costs of achieving the merger-related savings as well as savings which were already planned to be achieved through other means were also identified and quantified so that the synergy savings would be a "net" amount. In addition, preliminary due diligence activities and financial and operating modeling assumptions were discussed, and conferences were held between the respective financial advisors and counsel with respect to merger-related matters. In July, representatives of LeBoeuf Lamb and Cahill Gordon began drafting the Merger Agreement. Throughout this period, the Boards of Directors of PSCo and SPS discussed various aspects of the Transaction and the status of the negotiations.

          On August 22, 1995, the PSCo Board met to review and approve the Mergers. Barr Devlin rendered its written fairness opinion, provided the PSCo Board with information supporting that opinion and discussed in detail the analysis underlying its opinion. The PSCo management and its legal advisors also made presentations reviewing the transaction, including valuation issues, legal issues, and issues concerning the Merger Agreement and related documents. After the presentations, the PSCo Board approved the Merger Agreement and related documents.

          On August 22, 1995, the SPS Board met to approve the Mergers. SPS management and its legal and financial advisors made presentations reviewing the transaction (valuation, legal, Merger Agreement and related documents). Dillon Read delivered its fairness opinion to the SPS Board. After the presentations, final negotiations were held with representatives of PSCo regarding the conversion ratio. At the conclusion of those discussions and negotiations, the SPS Board unanimously approved the Merger Agreement and related documents.

          Additional information regarding the background of the Transaction is set forth in the NCE Registration Statement on Form S-4 (Exhibit C-1 hereto).

     2.   Merger Agreement

          The Merger Agreement provides for SPS Merger Corp. to be merged with and into SPS, and PSCo Merger Corp. to be merged with and into PSCo. The Merger Agreement is incorporated by reference as Exhibit B-1.

          Under the terms of the Merger Agreement, upon consummation of the Transaction:

     -    each issued and outstanding share of PSCo Common
          Stock,<F2> together with appurtenant rights, shall be converted into the right to receive one share of NCE
          Common Stock (the "PSCo Conversion Ratio");

     - each issued and outstanding share of SPS Common Stock,<F3> together with appurtenant rights, shall be converted into the right to receive 0.95 of one share of NCE Common Stock (the "SPS Conversion Ratio" and, together with the PSCo Conversion Ratio, the "Conversion Ratios");

     - each share of PSCo Merger Corp. Common Stock issued and outstanding prior to the Transaction will be converted into one share of Common Stock of PSCo as the surviving corporation;

     - each share of SPS Merger Corp. Common Stock issued and outstanding prior to the Transaction will be converted into one share of Common Stock of SPS as the surviving corporation; and

     - all shares of capital stock of NCE issued and outstanding immediately prior to the Transaction will be cancelled.

The shares of preferred stock of PSCo and SPS outstanding at the time of the consummation of the Transaction will remain preferred stock of PSCo and SPS, respectively. The Transaction is conditioned on being tax-free to PSCo and SPS shareholders (except as to dissenters' rights and fractional shares.) Based on the capitalization and the Conversion Ratios of PSCo and SPS on December 1, 1995 the shareholders of PSCo and SPS would own securities representing approximately 62.0% and 38.0%, respectively, of the outstanding shares of common stock.

          The Transaction is subject to customary closing conditions, including the receipt of the requisite shareholder approvals of PSCo and SPS and all necessary governmental approvals, including the approval of the Commission.

          The Transaction is designed to qualify as a tax-free reorganization under Section 351 of the Internal Revenue Code of 1986, as amended. PSCo and SPS believe that the Transaction will be treated as a "pooling of interests" for accounting purposes.

D.   PSCo and SPS Benefit Plans

          PSCo and SPS currently have ten plans which involve the issuance of shares of the companies' common stock to participating employees, or, in the case of Dividend Investment Plans, shareholders, as follows: the PSCo Employee Savings and Stock Ownership Plan, the PSCo Omnibus Incentive Plan, the PSCo Annual Incentive Plan, the PSCo Long Term Incentive Plan, the PSCo Automatic Dividend Reinvestment and Common Stock Purchase Plan, the SPS 1989 Stock Incentive Plan, the SPS Employee Investment Plan, the SPS Dividend Reinvestment and Cash Payment Plan for Employees and the SPS Dividend Reinvestment and Cash Payment Plan for Shareholders.

          It is anticipated that for an undetermined period of time after the consummation of the Transaction all, such PSCo and SPS plans, except the dividend reinvestment plans, will be maintained on substantially the same terms, except that shares of NCE Common Stock will be used instead of PSCo Common Stock and SPS Common Stock. It is also anticipated that the PSCo Dividend Reinvestment Plan and the two SPS Dividend Reinvestment Plans

____________________

<F2> Other than treasury and certain other shares which will be cancelled, fractional shares and shares held by holders who dissent in compliance with Colorado law.

<F3> Other than those shares which will be cancelled, fractional shares and shares held by holders who dissent in compliance with New Mexico law.


will be terminated in connection with the consummation of the Transaction to be replaced by an NCE dividend reinvestment plan
(the "NCE DRIP"). NCE will seek authorization from the Commission as required in connection with NCE shares to be issued under the PSCo or the SPS plans or the NCE DRIP.

          At some point subsequent to the consummation of the Transaction, it is intended that certain of the stock-based plans of NCE (the "NCE Stock-Based Benefit Plans") will replace the PSCo or SPS benefit plans with a similar name. It is intended that each of the NCE Stock-Based Benefit Plans will contain substantially the same provisions as the existing PSCo or SPS plans with similar name. All of the NCE Stock-Based Benefit Plans will be adopted and approved by PSCo and SPS, as the shareholders of NCE, prior to the consummation of the Transaction. Again, NCE will seek authorization from the Commission as required in connection with NCE shares to be issued under the NCE Stock Based Benefit Plans.

E.   Management and Operations of NCE Following the Merger

          The NCE Board of Directors and officers currently are Doyle R. Bunch II, Executive Vice-President of SPS and Richard C. Kelly, Senior Vice-President, Finance, Treasurer and Chief Financial Officer of PSCo. Messrs. Bunch and Kelly will resign from their current positions as directors and officers of NCE upon consummation of the Transaction. Pursuant to the Merger Agreement, upon consummation of the Transaction the NCE Board will consist of 14 members, eight designated by PSCo and six by SPS. As of the date hereof, PSCo and SPS had not determined which individuals, in addition to Bill D. Helton, Chairman of the Board of Directors and Chief Executive Officer of SPS, and Wayne
H. Brunetti, President, Chief Executive Officer and Chief Operating Officer of PSCo, will be designated to serve as directors of NCE upon consummation of the Transaction. Upon consummation of the Transaction, the NCE Board of Directors shall have four committees as follows: an audit committee, a compensation committee, a finance committee and a nominating and civic responsibility committee. PSCo and SPS each shall designate the chairmen of two of these committees. In addition to the chairmen, each committee shall consist of two members designated by PSCo and two members designated by SPS. The Merger Agreement provides that for four and one-half years following consummation of the Transaction, these arrangements concerning the NCE Board of Directors and its committees may not be modified unless the terms of such modification are approved by a vote of two-thirds of the NCE Board of Directors.

          Initially, Mr. Helton will be Chairman of the Board of Directors and Chief Executive Officer of NCE and Mr. Brunetti will be NCE's Vice-Chairman of the Board, President and Chief Operating Officer. Mr. Helton and Mr. Brunetti will each have an employment agreement with NCE following the consummation of the Transaction. The forms of these employment agreements are attached as Annexes VI and VII to NCE's Registration Statement on Form S-4 incorporated by reference herein as Exhibit C-1.

          The Merger Agreement provides that NCE shall maintain
(i) its corporate offices in Denver, Colorado and (ii) significant operating offices in Amarillo, Texas. Such provision cannot be modified for four and one-half years following the consummation of the Transaction unless the terms of such modification are approved by a vote of two-thirds of the NCE Board of Directors.

          Following consummation of the Transaction, the activities of NCE will be governed by its Restated Certificate of Incorporation and Restated Bylaws, attached hereto as Exhibits A-
1 and A-2 respectively.

Item 2.  Fees, Commissions and Expenses

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transactions, including the solicitation of proxies, registration of securities of NCE under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee relating to
Application/Declaration on Form U-1 . . . .   $   2,000

Commission filing fee for the
Registration Statement on Form S-4  . . . .           *

Accountants' fees . . . . . . . . . . . . .           *

Legal fees and expenses relating to the Act           *

Other legal fees and expenses . . . . . . .           *

Shareholder communication and proxy
  solicitation  . . . . . . . . . . . . . .           *

NYSE listing fee  . . . . . . . . . . . . .           *

Exchanging, printing, and engraving of
stock certificates  . . . . . . . . . . . .           *

Investment bankers' fees and expenses
  Barr Devlin & Co. Incorporated  . . . . .           *
  Dillon, Read & Co. Inc. . . . . . . . . .           *

Consulting fees related to human
  resource issues, public relations,
  regulatory support, and other
  matters relating to the
  Transaction . . . . . . . . . . . . . . .           *

Expenses related to integrating
  the operations of the merged company
  and miscellaneous . . . . . . . . . . . .           *

TOTAL

*    To be filed by amendment.


Item 3.  Applicable Statutory Provisions

          The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Section of the Act       Transactions to which section or rule is
                         or may be applicable

4, 5 Registration of NCE as a holding company following the consummation of the
                         Transaction

6(a), 7 Issuance of NCE Common Stock in the Transaction in exchange for shares of PSCo and SPS Common Stock; issuance to NC Hold of stock of certain non-utility subsidiaries of PSCo and SPS; issuance by NC Hold of debt to SPS; issuance by NC Hold of stock to NCE; issuance by NC Services of stock to NCE

9(a)(2), 10(a),          Acquisition by NCE of common stock
(b), (c) and (f)         of PSCo, SPS and Cheyenne

9(a)(1), 10              Acquisition by NCE of stock of WGI, NC
                         Services and NC Hold; acquisition by NC
                         Hold of stock of certain non-utility
                         subsidiaries of PSCo and SPS;
                         acquisition by SPS of debt of NC Hold

8, 11(b), 21             Retention by NCE of gas operations and
                         other businesses of PSCo and Cheyenne

13 Approval of the Service Agreement and services provided to utility affiliates thereunder by NC Services; approval of the Non-Utility Service Agreement and services provided to non-utility affiliates thereunder by NC Services; approval of the UE Service Agreement and services provided to utility affiliates thereunder by UE; approval of the UE Non-Utility Service Agreement and services provided to non-utility affiliates thereunder by UE; approval of the performance of certain services between the NCE system companies
Rules

80-91                    NC Services charges to NCE system
                         companies; UE charges to NCE system
                         companies; certain NCE system companies' charges to other NCE system companies

87(a)(3)                 Services among NCE system companies

88                       Approval of NC Services and UE as
                         subsidiary service companies

93, 94                   Accounts, records and annual reports by
                         NC Services and UE

To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth in this
Item 3.

A.   Legal Analysis

          Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

          PSCo, SPS and Cheyenne are public utility companies as defined in Section 2(a)(5) of the Act. Because NCE will acquire more than five percent of the voting securities of each of PSCo, SPS and Cheyenne as a result of the Transaction, and because PSCo, SPS and Cheyenne will become "affiliates" of NCE as a result of the Transaction, NCE must obtain the approval of the Commission for the Transaction under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

          As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

     - the consideration to be paid in the Transaction is fair and reasonable;
     - the Transaction will not create detrimental interlocking relations or concentration of control;
     - the Transaction will not result in an unduly complicated capital structure for the NCE system;
     - the Transaction is in the public interest and the interests of investors and consumers;
     - the Transaction is consistent with Sections 8 and 11 of the Act; and
     - the Transaction will comply with all applicable state laws.

          Furthermore, this Transaction also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). While the Transaction and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report, a number of the recommendations contained therein serve to strengthen the Applicants' analysis and would facilitate the creation of a new holding company better able to compete in the rapidly evolving utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation. . . and minimize regulatory overlap, while protecting the interests of consumers and investors,"<F4> should be used in reviewing this Application/Declaration since, as demonstrated below, the Transaction will benefit both consumers and shareholders of NCE and the other federal and state regulatory authorities with jurisdiction over this Transaction will have approved it as in the public interest. In addition, although discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to financing transactions,<F5> utility ownership<F6> and diversification are applicable<F7> to this Transaction.

____________________

<F4> Letter of the Division of Investment Management to the
     Securities and Exchange Commission, 1995 Report.

<F5> E.g., the reduced regulatory burdens associated with routine financings.  1995 Report at 50.

<F6> E.g., the Commission should apply a more flexible
     interpretation of the integration requirements under the Act; interconnection through power pools, reliability councils and wheeling arrangements can satisfy the physical interconnection requirement of section 2(a)(29); the geographic requirements of section 2(a)(29) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree, and the Commission should "watchfully defer" to the work of other regulators. 1995 Report at 71-7.

<F7> E.g., the Commission should promulgate rules to reduce the regulatory burdens associated with energy-related diversification and the Commission should adopt a more flexible approach in considering all other requests to enter into diversified activities. 1995 Report at 88-90.



     1.   Section 10(b)

          Section 10(b) provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

          a.   Section 10(b)(1)

               i.   Interlocking Relationships

          By its nature, any merger results in new links between theretofore unrelated companies. However, these links are not the types of interlocking relationships targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.

          The Merger Agreement provides for the Board of Directors of NCE to be composed of members drawn from the Boards of Directors of both PSCo and SPS. This is necessary to integrate PSCo and SPS fully into the NCE system and will therefore be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1).

               ii.  Concentration of Control

          Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 SEC 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 SEC 693, 700 (1968). As discussed below, the PSCo-SPS strategic alliance will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. American Electric Power Co., 46 SEC 1299, 1307
(1978).

          Size: If approved, the NCE system will serve approximately 1.5 million electric customers in six states and 946,000 gas customers in Colorado and Wyoming. As of and for the year ended December 31, 1994: (1) the combined assets of PSCo and SPS would have totaled approximately $6 billion; (2) combined operating revenues of PSCo and SPS would have totaled approximately $2.8 billion; and (3) combined owned generating capacity totaled would have totaled approximately 7,248 MW.

          By comparison, the Commission has approved a number of acquisitions involving significantly larger operating utilities. See, e.g., CINergy Corp., HCAR No. 26146 (Oct. 21, 1994) (combination of Cincinnati Gas Electric Co. and PSI Resources; combined assets at time of acquisition of approximately $7.9 billion); Entergy Corp., 55 HCAR No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at time of acquisition in excess of $21 billion); Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990) (acquisition of Public Service of New Hampshire; combined assets at time of acquisition of approximately $9 billion); Centerior Energy Corp., HCAR No. 24073 (April 29, 1986) (combination of Cleveland Electric Illuminating and Toledo Edison; combined assets at time of acquisition of approximately $9.1 billion); American Electric Power Co., 46 SEC 1299 (1978) (acquisition of Columbus and Southern Ohio Electric combined assets at time of acquisition of close to $9 billion).

          As the following table demonstrates, seven of the fifteen registered electric utility holding company systems are larger than NCE will be following the Transaction in terms of assets, operating revenues, customers and/or sales of electricity:<F8>

               Total        Operating      Electric     Sales in
System         Assets        Revenues      Customers       KWH
Total       ($ Millions)   ($ Millions)   (Thousands)  (Millions)

Southern       27,042           8,297        3,507      139,991
AEP            15,713           5,505        2,773      114,080
Entergy        22,613           5,798        2,360       97,452
CSW            10,909           3,623        1,661       57,334
GPU             9,210           3,650        1,949       42,658
Northeast      10,585           3,643        1,680       40,159
CINergy         7,720           2,796        1,221       50,579
NCE             6,018           2,881        1,476       44,229

          In addition, NCE will be smaller than two of the registered holding companies to be formed as a result of recently announced mergers, specifically the merger of Wisconsin Energy Corp. and Northern States Power Company (combined 1994 year-end assets of approximately $10,362 million and operating revenues of $4,180 million) and Union Electric Company and CIPSCO, Inc. (combined 1994 year-end assets of approximately $8,402 million and operating revenues of $2,850 million).

          NCE will be a mid to small-size registered holding company, and its operations would not exceed the economies of scale of current electric generation and transmission technology or provide undue power or control to NCE in the region in which it will provide service.

          Efficiencies and economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., HCAR No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the Transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.<F9>

          By virtue of the Transaction, NCE will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Co. 46 SEC 1299, 1309. Among other things, the Transaction is expected to yield significant capital expenditure savings through the deferral or elimination of certain capacity requirements and a reduction in reserve margin; savings through greater purchasing power; labor cost savings; administrative and general savings; and cost-of-capital savings. These expected economies and efficiencies from the combined utility operations are described in greater detail below and are projected to result in net savings of approximately $770 million over the first ten years alone.

          Competitive Effects: As the Commission noted in Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." PSCo and SPS will file Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market and it is a condition to the consummation of the Transaction that the applicable waiting periods under the HSR Act shall have expired or been terminated.

          In addition, the competitive impact of the Transaction is being fully considered by the FERC before it approves the Transaction.
 A detailed explanation of the reasons why the Transaction will not threaten competition in even the most narrowly drawn geographic and product markets is set forth in the prepared testimony of Dr. Robert Spann, filed with the FERC on behalf of PSCo and SPS, a copy of which is filed as Exhibit D-1.2.1 The application filed by PSCo and SPS with the FERC is filed as Exhibit D-1.1.

          For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

          b.   Section 10(b)(2) -- Fairness of Consideration

          Section 10(b)(2) requires the Commission to determine whether the consideration to be given by NCE to the holders of PSCo Common Stock and SPS Common Stock in connection with the Transaction is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired.<F10> Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, most quarterly price data, high and low, in the years 1994 and 1995, to date, for PSCo and SPS Common Stock provide support for this conversion ratio.

____________________

<F8> Amounts are as of December 31, 1994 or for the year ended
     December 31, 1994.

<F9> 1995 Report at 73-4.

<F10>     The shares of PSCo preferred stock and SPS preferred
          stock outstanding at the time of the consummation of the Transaction will remain outstanding preferred stock of PSCo and SPS, respectively.


                              PSCo                           SPS*

                   High       Low    Dividends    High       Low    Dividends

1994

First Quarter   $ 32 1/8   $ 28 1/2   $ 0.50   $ 30 7/8   $ 27 5/8   $ 0.55

Second Quarter    29 3/4     25 3/8     0.50     29 1/8     23 3/4     0.55

Third Quarter     27 7/8     24 3/4     0.50     27 1/4     24 7/8     0.55

Fourth Quarter    30 1/8     25 7/8     0.50     28         25 3/8     0.55

1995

First Quarter     31 1/2     29         0.51     29 3/8     26 1/2     0.55

Second Quarter    32 7/9     29 1/4     0.51     29 7/8     27 3/4     0.55

Third Quarter     34 1/2     30 5/8     0.51     32 7/8     28 5/8     0.55

Fourth Quarter**  35         33 1/8      --      33 1/8     32         0.55

____________________
* The information is provided for calendar quarters. Fiscal quarters for SPS end on the last day of each November, February, May and August.

**   Through December 8, 1995.

          On August 22, 1995, the last full trading day before the public announcement of the execution and delivery of the Merger
Agreement, the closing price per share on the NYSE Consolidated Tape of (i) PSCo Common Stock was $31 1/2 and (ii) SPS Common Stock was $29 3/8, a ratio of 1 to 0.93.

          The fairness of the Transaction's consideration is also evidenced by the fact that the Transaction is a pure stock-for-stock exchange and qualifies for treatment as a pooling of interests for accounting purposes. As set forth more fully above, each share of PSCo Common Stock will be converted into the right to receive one share of NCE Common Stock, and each share of SPS Common Stock will be converted into the right to receive 0.95 of one share of NCE Common Stock. The Transaction will therefore involve no "acquisition adjustment" or other write-up of the assets of SPS or PSCo.

          In addition, the Conversion Ratios are the product of extensive and vigorous arms-length negotiations between PSCo and SPS. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. See NCE Registration Statement on Form S-4 (Exhibit C-1 hereto).

          Finally, nationally-recognized investment bankers for each of PSCo and SPS have reviewed extensive information concerning the companies and analyzed the Conversion Ratios employing a variety of valuation methodologies, and have opined that the Conversion Ratios are fair, from a financial point of view, to the respective holders of PSCo Common Stock and SPS Common Stock. The investment bankers' analyses and opinions are attached as Annexes II and III to NCE's Registration Statement on Form S-4 and are described on pages 33-43 of the Form S-4 (Exhibit C-1 hereto).

          In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, NCE believes that the Conversion Ratios fall within the range of reasonableness, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of PSCo and SPS.

          c.   Section 10(b)(2) -- Reasonableness of Fees

          NCE believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

          As set forth in Item 2 of this Application/Declaration, PSCo and SPS together expect to incur a combined total of approximately $18 million in fees<F11>, commissions and expenses in connection with the Transaction. By contrast, Cincinnati Gas & Electric Company and PSI Resources incurred $47.12 million in fees in connection with their reorganization as subsidiaries of CINergy, Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire and Entergy alone incurred $38 million in fees in connection with its recent acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission. See CINergy, HCAR No. 26146 (Oct. 21,
1994); Northeast Utilities, HCAR No. 25548 (June 3, 1992); Entergy Corp., HCAR No. 25952 (Dec. 17, 1993).

          With respect to financial advisory fees, PSCo and SPS believe that the fees payable to their investment bankers are fair and reasonable for similar reasons.

          Pursuant to the terms of Barr Devlin's engagement, PSCo has agreed to pay Barr Devlin for its services in connection with the
Transaction: (i) a financial advisory retainer fee of $100,000 payable upon signing the June 5, 1995 engagement letter; (ii) an initial financial advisory progress fee of $1,000,000 payable upon execution of the Merger Agreement; (iii) a second financial advisory progress fee of $1,000,000 payable upon PSCo shareholder approval of the Merger Agreement, and (iv) a transaction fee based on the aggregate consideration to be received by SPS and holders of SPS Common Stock in connection with the Transaction on the consummation of the Transaction, ranging from 0.45 percent of such aggregate consideration (for a transaction with an aggregate consideration of $1,000,000,000) to 0.41 percent of such aggregate consideration (for a transaction with an aggregate consideration of $2,000,000,000). All retainer fees payable during the term of the engagement and all financial advisory progress fees would be credited against any transaction fee payable to Barr Devlin. PSCo has agreed to reimburse Barr Devlin for its out-of-pocket expenses, including fees and expenses of legal counsel and other advisors engaged with the consent of PSCo, and to indemnify Barr Devlin against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

          Pursuant to the engagement letter between SPS and Dillon Read, SPS has paid Dillon Read the following amounts: $200,000 upon the execution of the engagement letter and $450,000 upon the rendering of Dillon Read's fairness opinion to the SPS Board. In addition, SPS has agreed to pay Dillon Read $200,000 upon the affirmative vote of SPS shareholders in favor of the Transaction, $100,000 on April 30, 1996, and $100,000 every six months thereafter until the Transaction is consummated or Dillon Read's engagement has been terminated. SPS has also agreed to pay Dillon Read a fee upon consummation of the Transaction equal to 0.37 percent of the aggregate amount of consideration received by SPS's common shareholders, less the $850,000 and the $100,000 semi-annual payments mentioned above which will have previously been paid.

          The investment banking fees of PSCo and SPS reflect the competition of the marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

          PSCo has agreed to reimburse Barr Devlin for its out-of-pocket expenses, including fees and expenses of legal counsel and other advisors engaged with the consent of PSCo, and to indemnify Barr Devlin against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

          SPS has agreed to reimburse Dillon Read for its out-of-pocket expenses, including fees and expenses of legal counsel and other advisors engaged with the consent of SPS, and to indemnify Dillon Read against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

          d.   Section 10(b)(3)

          Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate NCE's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of NCE's system.

          Capital structure: The corporate capital structure of NCE after the Transaction will not be unduly complicated and will be substantially similar to capital structures approved by the Commission in other orders. See, e.g., CINergy, HCAR No. 26146 (Oct. 21, 1994); Centerior Energy Corp., HCAR No. 24073 (April 29, 1986); Midwest Resources, et al., HCAR No. 25159 (Sept. 26, 1990); Entergy Corp., HCAR No. 25952 (Dec. 17, 1993); Northeast Utilities, HCAR No. 25548 (June 3, 1992).

          In the Transaction, the shareholders of PSCo and SPS will receive NCE Common Stock. NCE will own 100% of the common stock of PSCo and SPS and there will be no minority common stock interest remaining in either company. Each share of PSCo and SPS preferred stock outstanding at the time of the consummation of the Transaction will remain outstanding preferred stock of PSCo and SPS, respectively. The debt securities of PSCo and SPS outstanding at the time of the consummation of the Transaction will likewise remain outstanding without change. The only voting securities of NCE which will be publicly held after the transaction will be NCE Common Stock. NCE will have the ability to issue, subject to the approval of the Commission, preferred stock, the terms of which, including any voting rights, may be set by NCE's Board of Directors as has been authorized by the Commission with regard to other registered holding companies. See, e.g., The Columbia Gas System, Inc., HCAR No. 26361 (Aug. 25,
1995) (approving restated charter, including preferred stock whose terms, including voting rights, can be established by the board of directors). The only class of voting securities of NCE's direct and indirect non-utility subsidiaries will be common stock and, in all but one case, all issued and outstanding shares of such common stock will be held by NCE or a subsidiary of NCE. NCE will hold 80% of the common stock of Natural Fuels. In addition, NC Hold will have issued debt to SPS in connection with its acquisition of the outstanding voting securities of Quixx and UE as more fully described in
Item 3.A.4.ii below.

          Set forth below are summaries of the historical capital structure of PSCo as of December 31, 1994 and of SPS as of August 31, 1995 and the pro forma consolidated capital structure of NCE as of September 30, 1995:


              PSCo and SPS Historical Capital Structures*
                        (dollars in millions)

                                      PSCo              SPS

     Common Stock Equity             $1,267             $721
     Preferred stock not
       subject to Mandatory
       redemption                       140               73
     Preferred stock subject
       to mandatory redemption           45               --
     Long-term Debt                   1,181              583
     Short-term Debt                    325               --

       Total                         $2,958           $1,490


              NCE Pro Forma Consolidated Capital Structure*
                       (dollars in millions)
                            (unaudited)

     Common Stock Equity        $2,033
     Preferred stock not
       subject to mandatory
       redemption                  213
     Preferred stock subject
       to mandatory                 41
       redemption
     Long-Term Debt              1,662
     Short-Term Debt               326

       Total                    $4,275

     * All $73 million of SPS's preferred stock has been retired. SPS may issue new preferred shares in 1996 and information with regard to such shares will be supplied by amendment. The pro forma consolidated capital structure of NCE has been adjusted to reflect future nonrecurring charges directly related to the Transaction, which result in, among other things, the recognition of additional current liabilities and a reduction in retained earnings.

NCE's pro forma consolidated common equity to total capitalization ratio of 48% (which percent does not change after excluding the $73 million of SPS preferred stock recently retired) comfortably exceeds the "traditionally acceptable 30% level." Northeast Utilities, 47 SEC Docket at 1279, 1284 (1990).

          Protected interests: As set forth more fully in Item 3.A.2.b.i (Efficiencies and Economies), Item 3.A.2.b.ii (Integrated Public Utility System) and elsewhere in this Application/Declaration, the Transaction is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the PSCo and SPS utility systems. The Transaction will therefore be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     2.   Section 10(c)

           Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of
     Section 8 or is detrimental to the carrying out of the provisions of Section 11<F12>; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

____________________

<F11>     This number is a preliminary estimate only, and will be
          updated as necessary.

<F12>     By their terms, Sections 8 and 11 only apply to
          registered holding companies and are therefore inapplicable at present to NCE, since it is not now a registered holding company. The following discussion of Sections 8 and 11 is included only because, under the present transaction structure, M-P will register as a holding company after consummation of the Transaction.


          a.   Section 10(c)(1)

          Section 10(c)(1) requires that an acquisition be lawful under Section 8. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. As discussed below, the Transaction does not raise any issue under Section 8 or, accordingly, the first clause of
Section 10(c)(1). Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the relevant state utility commissions support such an arrangement.

          Section 10(c)(1) also requires that the transactions not be detrimental to carrying out the provisions of Section 11.
Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above, the Transaction will not result in unnecessary complexities or unfair voting powers.

          Although Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system," a combination integrated gas and electric system within a registered holding company is permissible under Section 8. Additionally, Section 11(b)(1) provides that "one or more additional integrated public utility systems" may be retained if, as here, certain criteria are met. Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system."

          As detailed below, the Transaction will not be detrimental to the carrying out of the provisions of Section 11.

               i.   Retention of Gas Operations

          NCE's retention of the gas operations of PSCo is lawful under Section 8 of the Act and would not be detrimental to the carrying out of Section 11 of the Act.

          Section 8:  Section 8 of the Act provides that

     [w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . . (1) to take any step, without the express approval of the state commission of such state, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest. (emphasis added).

          On its face, the section indicates that, with the approval of the relevant state utility commissions, registered holding company systems can include both electric and gas utility systems. A careful reading of the section indicates that the thrust of the section is to preclude the use by registered holding companies of separate gas and electric utility companies with overlapping service territories in order to circumvent any state law restrictions on the ownership of gas and electric assets by the same company. Thus, two types of combination registered holding companies are implicitly acceptable under the statute absent such state objection -- a registered holding company system that includes combination companies and a system that includes separate gas and electric companies.

          NCE believes that a reemphasis by the Commission on
Section 8, which would allow registered combination companies pending state support, is consistent both with the Act and its policy objectives. Indeed, over time the Commission has in fact emphasized different aspects of Section 8 and its interplay with Section 11 -- initially allowing registered holding companies to own both gas and electric systems under Section 8, then focusing on Section 11 as controlling determinations regarding combination companies, and requiring the second system to meet a strict interpretation of the requirements set forth in clauses A, B and C of Section 11(b)(1).

          In its early decisions, the Commission adhered to the concept that the decision as to whether or not to allow combination companies is one that states should make (although the Commission might have to implement it in certain cases) and, where such systems were permissible, the role of the Commission was to ensure that both such systems are integrated as defined in the Act. The Commission's most notable decision in this line is In the Matter of American Water Works and Electric Company, Incorporated, 2 SEC 972 (1937). In this case, the Commission approved the applicant's voluntary reorganization plan under Section 11(e) of the Act and permitted the newly reorganized registered holding company to retain its electric and its gas operations, specifically noting that while the Act does not contain a definition of single integrated utility in the context of a combination company:

          We believe, however, that it is proper to regard such a combined property as a single integrated system, provided that all of the electric properties are integrated and all of the properties, both gas and electric, are in fairly close geographic proximity and are so related that substantial economies may be effectuated by their coordination under common control. The question of public policy as to the common ownership of gas and electric facilities in the same territory is apparently left by the statute to the decision of the states.<F13>

Thus, since the combination company did not violate state policy, there was no need for the Commission to exercise jurisdiction to implement state policy.

          By the early 1940's, however, the Commission switched its focus to Section 11 and adopted a narrow interpretation of the standards contained therein as the controlling factor with regard to combination registered holding companies.<F14> In connection with its analysis of combination companies under Section 11, the Commission frequently noted a policy concern existing at that time which advocated separating the management of gas and electric utilities based on the belief that the gas utility business tended to be overlooked by combination company management who focused on the electric business. Therefore, gas utilities would benefit from having separate management focused entirely on the gas utility business.<F15> However, both the legislative history of the Act and recent changes in the utility industry indicate that it is a propitious time for the Commission to reemphasize the provisions of
Section 8 of the Act and allow combination registered holding companies where, as in this case, they are permitted under relevant state law.

          A review of the legislative history of Section 8 clarifies this intent. In its report, the Senate Committee on Interstate Commerce noted that the provision in Section 8 concerning combination companies "is concerned with competition in the field of distribution of gas and electric energy - a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy." The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 31 (1935). In addition, attached to the above-referenced committee report is the Report of the National Power Policy Committee on Public-Utility Holding Companies,<F16> which sets forth a recommended policy that: "Unless approval of a State commission can be obtained the commission should not permit the use of the holding-company form to combine a gas and electric utility serving the same territory where local law prohibits their combination in a single entity." This does not prohibit combination companies where such approvals can be obtained.

          Much more recently, in the 1995 Report, the Division noted "it does not appear that the SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of
Section 11(b)(1)(A)" and "that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas," and recommended that the Commission interpret
Section 11(b)(1) of the Act to allow registered holding companies to hold both gas and electric operations as long as each affected state utility regulatory commission approves of the existence of such a company.<F17> This change in the industry whereby, among other things, customers are increasingly seeking the most economic means of meeting their energy needs, and not simply their gas needs or their electric needs, is evidenced by the transformation of traditional utilities into energy service companies as well as the growth of new energy providers such as marketers and even the treatment of energy as a commodity for arbitrage transactions.

          Another important factor in favor of focusing on state commission determinations regarding combination companies is that one of the primary goals of Congress in enacting the Act was to simplify the corporate structures of holding company systems to enable states to regulate the production and distribution of energy. Section 8 provides that the Act may be used as a tool to further state policy when state policy prohibits combined electric and gas operations, and implicitly allows such combination companies where consistent with state policy. This is consistent with the general policy of the Act that local regulators are in the best position to assess the needs of their communities. The Act was never intended to supplant local regulation but, rather, was intended to create conditions under which local regulation was possible. Section 21 of the Act, which further codifies this legislative intent, states: "Nothing in [the Act] shall affect . . . the jurisdiction of any other commission, board, agency, or officer of . . . any State, or political subdivision of any State, over any person, security, or contract, insofar as such jurisdiction does not conflict with any provision of [the Act] . . . ."

          The legislative history reveals that Section 21 of the Act was further intended "to insure the autonomy of state commissions [and] nothing in the [Act] shall exempt any public utility from obedience to the requirements of state regulatory law." The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 10 (1935). Thus, the Act should not be used as a tool to override state policy, particularly when the holding company involved is subject to both state and federal regulation and when the affected state regulatory commissions have indicated their support for the combined electric and gas operations in one holding company system.

          Finally, this reemphasis on Section 8 fits within the overall regulatory scheme of the Act. First, Section 11 of the Act is flexible and was designed to change as the policy concerns over the regulation of utility holding companies changed.<F18> As discussed below, the utility industry and the regulation of that industry has changed dramatically in recent years and it is competitive forces (the very thing that the Act was designed to promote) that are pushing holding companies to offer alternative forms of energy. Second, a registered holding company would still be required to demonstrate that any acquisition or transaction by which it would become a combination company would not be detrimental to the carrying out of the provisions of Section 11 of the Act. In other words, its electric system would have to constitute an integrated electric system and that its gas system would have to constitute an integrated gas system and both systems must be capable of being operated efficiently. Thus, the standards of Section 11 would still have to be met, but the construction of those standards should take into account the fundamental policy of the Act and allow local regulators to make the major determination with regard to combination companies.

          NCE as a combination company is permissible pursuant to the terms of Section 8 of the Act and is in the public interest. First, the combination of electric and gas operations in PSCo and Cheyenne is lawful under all applicable state laws. NCE will not be using its holding company structure to circumvent any state regulations. In addition, in their applications for approval of the Transaction by both the Colorado and Wyoming regulatory commissions -- who have, and will continue to have, direct jurisdiction over the NCE system's gas operations located in their respective states -- PSCo and Cheyenne have asked these commissions to indicate their support for NCE as a combination electric and gas utility company through the retention of PSCo's and Cheyenne's gas operations. Based on preliminary discussions with the staffs of these commissions, the parties expect that these Commissions will be supportive of such retention. In addition, the existence of both gas and electric systems in the NCE holding company system will allow NCE's customers greater choice to meet their energy needs, especially given the fact that the electric and gas systems operate in substantially the same territory.
Moreover, the prior fear that a holding company such as NCE would be able to greatly emphasize one form of energy over the other based on its own agenda has dissipated both because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy above all else, and because state regulators will have

____________________

<F13>     IN THE MATTER OF AMERICAN WATER WORKS AND ELECTRIC
          COMPANY, INCORPORATED, 2 SEC at 983, n.3.

<F14>     SEE, E.G., IN THE MATTER OF COLUMBIA GAS & ELECTRIC
          CORPORATION, 8 SEC 443 at 463 (1941); In the Matter of United Gas Improvement Company, HCAR No. 2692 (April 15, 1941); SECURITIES AND EXCHANGE COMMISSION v. NEW ENGLAND ELECTRIC SYSTEM, 384 U.S. 176 (1966). It should be noted that the Commission continued to give primacy to state utility commission determinations in making decisions regarding combination exempt holding companies. SEE, E.G., In the Matter of Northern States Power Company, HCAR No. 12655 (Sept. 16, 1954); DELMARVA POWER & LIGHT CO., 46 S.E.C. 710 (1976); WPL HOLDINGS, HCAR No. 24590 (Feb. 26, 1988).

<F15>     SEE, E.G., IN THE MATTER OF THE PHILADELPHIA COMPANY,
          28 SEC 35, 48 (1948); IN THE MATTER OF THE NORTH AMERICAN COMPANY, 11 SEC 169, 179-80 (195); In the Matter of Illinois Power Company, HCAR No. 16574 (Jan. 2, 1970).

<F16>     The National Power Policy Committee was an committee
          appointed by President Franklin D. Roosevelt consisting of representatives from various government departments concerned with power problems and instructed to report to Congress on the coordination of government policy relating to such problems. Its members were Harold L. Ickes, Frank R. McNinch, Elwood Mead, T.W. Norcross, Morris L. Cooke, Robert E. Healy, David E. Lilienthal and Edward M. Markham.

<F17>     1995 Report at 15-6.

<F18>     MISSISSIPPI VALLEY GENERATING CO., 36 SEC 159 (1955)
          (noting that Congress intended the concept of integration to be flexible); UNITIL Corporation, HCAR No 25524 (April 24, 1992) (noting that section 11 contains a flexible standard designed to accommodate changes in the industry).


sufficient control over, and would be unlikely to approve, a combination company that attempts to undertake such practices.

          Even if the Act were not interpreted as generally permitting combination gas and electric systems, Section 11 contains additional provisions that permit the retention by PSCo and Cheyenne of their respective gas systems. Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems -- i.e., gas as well as electric -- if:

          (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

          (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

          (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

          In the 1995 Report, the Division recommended that the Commission "liberalize its interpretation of the `A-B-C' clauses."<F19> Historically, as a "guide" to determining whether lost economies are "substantial" under Section 11(b)(1)(A), under its previous narrow interpretation of this section, the Commission has given consideration to four ratios, which measure the projected loss of economies as a percentage of: (1) total gas operating revenues;
(2) total gas expense or "operating revenue deductions"; (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), under its previous narrow interpretation of this Section it indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., 12 SEC 41, 59 (1942) (citation omitted).

          Here, the lost economies that would be experienced if the gas properties of PSCo and Cheyenne were to be operated on a stand-alone basis meet, and in most instances, exceed these numbers, without any increase in benefits to consumers. These lost economies result from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors, and are described more fully in the Analysis of the Economic Impact of a Divestiture of the Gas Operations of PSCo and its Cheyenne Subsidiary (the "Divestiture Study") (Exhibit J-1 hereto).

          As set forth in the Divestiture Study, divestiture of the gas operations of PSCo and Cheyenne into stand-alone companies would result in lost economies of $43,605,187 for PSCo and $1,682,723 for Cheyenne. These lost economies compare with gas operating revenues of $677,326,418 for PSCo and $15,630,080 for Cheyenne; gas operating revenue deductions of $607,599,384 for PSCo and $13,681,672 for Cheyenne; gas gross income of $69,727,034 for PSCo and $1,948,408 for Cheyenne, and gas net income of $51,266,520 for PSCo and $1,530,526 for Cheyenne.

          On a percentage basis, the lost economies amount to 6.44% of gas operating revenue, 7.18% of gas operating revenue deductions, 62.54% of gross gas income and 85.06% of net gas income for PSCo as well as 10.77% of gas operating revenues; 12.30% of gas operating revenue deductions, and 86.36% of gross gas income and 109.94% of net gas income for Cheyenne. The percent losses in net gas income alone that will be suffered by the PSCo and Cheyenne gas system if operated on a stand-alone basis exceed the 30% loss in the New England Electric System case that the Commission has described as the highest loss of net income in any past divestiture order.<F20> The percentage loss that would be suffered by PSCo in gas operating revenue and gross gas income exceeds the percentage loss in the majority of diversification orders issued by the Commission in the past. The percentage loss that would be suffered by Cheyenne in gross gas income also exceeds the percentage loss in the majority of diversification orders issued by the Commission. The applicable percentages here and in past cases are summarized in Exhibit J-3.

____________________

<F19>     1995 Report at 74.

<F20>     NEW ENGLAND ELECTRIC SYSTEM, 41 SEC 888 (1964), aff'd,
          384 U.S. 176 (1966) and 390 U.S. 207 (1968).


          In order to recover these lost economies the PSCo gas division would need to increase its revenue from rates by $44,607,669 or 6.62% and the Cheyenne gas division would need to increase rate revenue by $1,775,439 or 11.38%. These increases on rate revenues would have a direct and immediate negative impact on the rates charged to consumers for gas services. In addition, the customers of the PSCo and Cheyenne gas business who are also customers of their respective electric utility business will experience a doubling of their postage costs to pay two separate bills. The total estimated increase in such postage costs is $3.84 per customer, per year or $3,580,032 in the aggregate ($3,478,637 for PSCo's gas customers and $101,395 for Cheyenne's gas customers).

          Moreover, it should be noted that the divestiture of PSCo's and Cheyenne's gas business will result in increased labor and postage costs to both companies' electric system. Specifically, it is estimated that the cost to PSCo's customers would be approximately $44.9 million, or 3.42% of its electric revenues, and the cost to Cheyenne's customers would be approximately $1.0 million, or 2.86% of its electric revenues.

          Finally, divestiture of PSCo's and Cheyenne's gas operations would cause a significant, although difficult to quantify, amount of damage to NCE's customers, NCE's regulators and NCE's ability to compete in the marketplace. Such non-quantifiable costs to customers involve the additional expenses of doing business with two utilities instead of one (i.e., additional telephone calls for service and billing inquiries, and costs of providing access to meters and other facilities for two utilities) and costs associated with making the entities supply information to shareholders and publish the reports required by the 1934 Act. Similarly, regulatory costs involve additional duties for the staffs of the CPUC and the WPSC as a result of dealing with an additional utility. These additional duties would largely be the result of duplicating existing functions, such as separate requests for approval of financing and rate case requests. NCE's competitive position in the market would also suffer because as the utility industry moves toward a complete energy services concept, competitive companies must be able to offer customers a range of options to meet their energy needs. Divestiture of gas operations would render NCE unable to offer its customers a significant and important option, namely gas services, and could damage NCE's long-term competitive potential.

          (B) and (C) clauses:  The remaining requirements of
Section 11(b)(1) are met because the gas operations of PSCo are located in adjoining states (Colorado and Wyoming) and because the continued combination of the gas operations under NCE is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. The gas systems are confined to a relatively small area. Moreover, as the Commission has recognized elsewhere, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued combination of the gas operations under NCE is not too large. With respect to localized management, management will remain geographically close to both gas operations, thereby preserving the advantages of localized management. From the standpoint of regulatory effectiveness, each gas operation is organized in a separate corporation by regulatory jurisdiction which facilitates state regulation. In addition, it is expected that the relevant state regulatory authorities will indicate their support for the retention of the gas system by NCE and thereby indicating that they can continue to regulate this system effectively. Finally, as detailed above, the gas operations of PSCo and Cheyenne enjoy substantial economies as part of the PSCo system, and will realize additional economies as a result of the Transaction as part of the NCE System. Far from impairing the advantages of efficient operation, the continued combination of the gas operations under NCE will facilitate and enhance the efficiency of gas operations. For further discussion of the requirements of Section 11(b)(1)(C), see the legal memorandum filed as Exhibit J-2 hereto. In addition, as previously noted, the parties have requested, and expect to receive a statement by the two affected state utility commissions that they do not object to retention of the gas system in the NCE system, which, as discussed in the 1995 Report, is the prerequisite for potential liberalization of the retention standard.

               ii.  Other Businesses

          As a result of the Transaction, the non-utility businesses and interests of PSCo and SPS described in Item 1.B.3. above will become businesses and interests of NCE. From PSCo, NCE will hold the following non-utility subsidiaries indirectly through NC Hold:
e prime, Young Gas and Natural Fuels. NCE will hold the following non-utility subsidiaries through PSCo: Green & Clear Lakes, 1480 Welton, PSRI, PSCCC, Fuelco and the water and ditch companies and will hold WGI directly. In addition, PSCo will continue to operate certain of its non-utility businesses directly.

          From SPS, NCE will hold the following non-utility subsidiaries indirectly through NC Hold: UE and Quixx. In addition, the subsidiaries, affiliates and associates of UE and Quixx will become indirect subsidiaries, affiliates and associates, respectively, of NCE.

          Corporate charts showing the non-utility subsidiaries of PSCo and SPS are filed as Exhibits E-4 and E-5. A corporate chart showing the projected arrangement of these subsidiaries under NCE is filed as Exhibit E-6.

          Standard for retention: Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Under the cases interpreting Section 11, an interest is retainable if (1) there is an operating or functional relationship between the operations of the utility system and the non-utility business sought to be retained, and retention is in the public interest,<F21> or if (2) the business evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources, and the investment has the potential to produce benefits for investors and/or consumers.<F22> In addition, the Commission has stated that "retainable non-utility interests should occupy a clearly subordinate position to the integrated system constituting the primary business of the registered holding company."<F23> As set forth more fully below, the non-utility business interests that NCE will hold directly or through PSCo and NC Hold all meet the Commission's standards for retention.

                I.  Direct Subsidiary of NCE

          WGI: WGI transports gas from the PSCo gas system to Cheyenne. As discussed previously, this gas pipeline subsidiary ensures access to natural gas supplies for the gas utility operations of Cheyenne and, thus, is functionally related to such utility operations. The Commission's decisions recognize functional relationship of gas pipelines to the gas utility business and the retainability of gas transmission interests in connection with gas utility operations. See, e.g., CNG Transmission Corp., HCAR No. 25239, (Jan. 9, 1991); Gas Related Activities Act of 1990, Sec.2(a). WGI does provide gas transportation services for three other area gas utilities.

               II.  Subsidiaries of NC Hold

          UE: UE is engaged in engineering, design, construction, management and related services. UE will provide such services to system companies as well as to unaffiliated third parties. Clearly, the engineering, construction and design of utility plants is functionally related to the core utility operations of NCE. A utility company must be able to construct or otherwise acquire additional capacity as needed and UE's ability to do so is one of the reasons SPS has remained a strong low-cost provider of power in the retail and wholesale markets. The retention of UE as a separate subsidiary that offers services to third parties has allowed SPS, and will allow NCE, to keep its power plant and utility construction operations active even when the affiliated utility system is not expanding its own capacity. As a non-regulated subsidiary, UE will be able to compete in the developing independent power market due to its ability to accomplish plant construction quickly and at a competitive price. Moreover, the Commission has authorized registered holding companies to engage in a number of similar businesses, including engineering, development, construction, management and related services. See, e.g., Central and South West Corp., HCAR No. 26280 (Apr. 26, 1995) (authorizing Central and South West Services engineering and construction department to provide services to third parties); Entergy Corporation, HCAR No. 26322 (June 30, 1995) (authorizing Energy Enterprises, Inc. to provide development, design, engineering, construction, maintenance and management services to domestic and foreign power projects); New England Electric System, HCAR No. 26017 (Apr. 1, 1994) (authorizing New England Electric Resources, Inc. to provide consulting services, including engineering, design and construction, to nonaffiliates for profit); General Public Utilities Corp., HCAR No. 25108 (June 26, 1990) (authorizing engineering and management services by Energy Initiatives, Incorporated). The activities of UE will be similar to those approved by the Commission and thus, UE is retainable. In addition concurrently with the 1995 Report, the Commission released for public comment a proposed new Rule 58 (60 Fed. Reg. 33,642 (June 28, 1995)), which would exempt acquisitions or transactions of energy-related businesses from the prior approval requirements of Sections 9(a)(1) and 10. As proposed, energy related activities include the sale of technical, operational, management and other similar kinds of services and expertise developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation. Thus, the Division has indicated that it believes these operations are functionally related businesses under Section 11 of the Act.

          Quixx: The primary business of Quixx is investment in IPPs, QFs, EWGs, foreign utility companies ("FUCOs") and other energy-related projects. Section 32 of the Act exempts EWGs from the provisions of the Act while Section 33 of the Act exempts FUCOs from the provisions of the Act, thereby allowing registered holding companies to obtain interests in such entities. Moreover, the Commission has authorized the formation and financing of a number of non-utility subsidiaries of registered holding companies in order to invest in and hold securities of IPPs, QFs, FUCOs and EWGs. Unless

____________________

<F21>     SEE, E.G., MICHIGAN CONSOLIDATED GAS CO., 44 SEC 361,
          365 (1970), AFF'D, 444 F.2d 913 (D.C. Cir. 1971)
          (QUOTING GENERAL PUBLIC UTILITIES CORP.,  32 SEC 807,
          839 (1951)); UNITED LIGHT AND RAILWAYS CO., 35 SEC 516,
          519 (1954).

<F22>     CSW CREDIT, INC., HCAR No. 25995 (1994); JERSEY CENTRAL
          POWER & LIGHT CO., HCAR No. 24348 (March 18, 1987).

<F23>     UNITED LIGHT AND RAILWAYS CO., 35 SEC at 519.


otherwise authorized by the Commission, any IPP in which Quixx invests shall constitute a part of NCE's "integrated public utility system" within the meaning of Section 2(a)(29) of the Act. See, e.g., Northeast Utilities, HCAR No. 25977 (Jan. 24, 1994) (authorizing Charter Oak Energy and COE Development Corporation); Central and Southwest Corp., HCAR No. 26156 (Nov. 3, 1994) (authorizing CSW to form, acquire, finance and own securities of FUCOs); Central and Southwest Corporation, HCAR No. 26155 (Nov. 2, 1994) (authorizing investment in a joint venture which will construct, own and operate IPPs, QFs and EWGs). In addition, proposed Rule 58 lists the ownership of QF's as an energy related activity. Thus, Quixx's principal operations are retainable under the Act. In addition, most of Quixx's subsidiaries and affiliates are IPPs, QFs, EWGs or FUCOs and are thus retainable under Section 11 as demonstrated by the Commission's precedent.

          In addition to its primary business, Quixx through Quixx WRR, L.P. holds interests in certain water rights in Texas, which may be retained based on the same argument discussed in connection with the Ditch Companies below. It should be noted that Quixx has entered into an agreement to sell approximately 40% of its water rights. Subject to the satisfaction of various conditions, the sale is scheduled to close in 1996. Quixx also provides financing for heat pump acquisitions by SPS customers. This activity is functionally related to the utility business, was developed in the course of SPS's utility business and is de minimus in amount, contributing $1.2 million in income representing interest on heat pump financing contracts for the twelve months ended December 31, 1995. Rule 48 of the Act contains exemptions from the financing approval requirements for certain system companies to finance the acquisition of utility appliance such as water pumps for the customers of the operating utility companies within the holding company system. Although not directly applicable to Quixx, this rule does indicate that such activity is permissible for a registered holding company system and it functionally related to utility operations. Similarly, proposed Rule 58's safe harbor for utility appliances businesses for registered holding company systems and for businesses developed in the course of utility operations indicates this business is functionally related within the meaning of Section 11(b)(1) of the Act. Finally, the Commission has authorized financing and leasing of utility equipment for customers. See Central and South West Corporation, HCAR No. 26367 (Sept. 1, 1995); Entergy Corporation , HCAR No. 25718 (Dec. 28, 1992). See also, Consolidated Natural Gas Co., HCAR No. 26234 (Feb. 23, 1995) (authorizing CNG's subsidiary, CNGF, to finance the purchase of certain gas equipment, including "New Technology Equipment" and "Alternate Fuel Equipment," by customers who would, in turn, purchase gas from CNG System subsidiaries).

          Amarillo Railcar Services, a division of Quixx should also be retainable. The Commission has authorized electric utility subsidiaries of registered holding companies to construct, finance, acquire, and operate unit train repair and maintenance facilities generally where the railcars were used to service the utility by transporting coal. In the Matter of Southwestern Electric Power Company (subsidiary of CSW), HCAR Nos. 19643; 19468 (Aug. 9, 1976; April 6, 1976, respectively); In the Matter of Ohio Power Company (subsidiary of American Electric Power Company), HCAR Nos. 22977; 21886; 21173 (June 17, 1983; Jan. 16, 1981; Aug. 3, 1979,
respectively). The operations of Amarillo Railcar are incident to, and were developed as a result of, utility operations and expertise in connection with the transportation of coal. Although a majority of Amarillo Railcar Services' work involves railcars that transport coal for use by NCE system utility companies, it is also a general railcar maintenance operation that provides services to unaffiliated third parties. Amarillo Railcar's net revenues in the fiscal year ended August 31, 1995 were $1,555,000, which accounted for only two-tenths of one percent of SPS's overall revenues. It is a small operation that developed from utility operations, incurs very little cost at this point and is beneficial to shareholders and, thus, is retainable.


          Quixx also holds a royalty interest in coal and other minerals produced from certain properties owned by the Pittsburgh and Midway Coal Mining Company. The Commission has approved of the acquisition of coal and mineral rights by registered holding companies or their utility subsidiaries, see, e.g., In the Matter of Alabama Power Company (subsidiary of The Southern Company), HCAR No. 10258 (November 30, 1950); In the Matter of The Youghiogeny and Ohio Coal Company, HCAR No. 19587 (June 21, 1976), as well as the transfer of such rights between subsidiaries, see, e.g., The Columbia Gas System, Inc. et al., HCAR No. 35-24881 (May 5, 1989); National Fuel Gas Supply Corporation, et al., HCAR No. 35-24491 (November 4, 1987). Therefore the Commission should not object to the retention of royalty interests in the coal and mineral production of the Pittsburgh and Midway Coal Mining Co. These rights were acquired in settlement of litigation over an acquisition and are de minimus, contributing $489,000 in revenues from royalty payments on coal for the twelve months ended December 31, 1995.

          Quixx Power Services, Inc., a wholly owned subsidiary of Quixx ("QPS"), will operate and maintain generation facilities in various locations, including two cogeneration facilities in which Quixx holds an equity interest, the BCH and the Carolina Energy facilities. QPS will perform similar operation and maintenance services for unaffiliated projects. The expertise needed to provide such services is listed as an "energy-related" activity in proposed Rule 58. The services to be provided are consistent with the type of activities approved in various "consulting services" cases such as The Southern Company HCAR No. 26132 (July 17, 1981) and American Electric Power Company, HCAR 22468 (April 21, 1982) (each authorizing the creation of a consulting subsidiary to render management, technical and training services to non-affiliated entities). In addition, QPS' activities are de minimus, accounting for revenues of $609,000 for the twelve months ended December 31, 1995.

          e prime: e prime is, or intends to, engage in energy related activities and consumer services. Because e prime is a start-up company formed in 1995, many of these activities are in their preliminary phases. It is anticipated that e prime will further develop some or all of these activities, or alternatively, the activities described hereunder may be conducted by Quixx or another NCE system company. The energy-related activities e prime is, or intends to, engage in include: electric and gas brokering and marketing; energy consulting and project development services; construction, operation and ownership of electric generation and gas storage facilities; and construction, operation and ownership of equipment and facilities to gather and disseminate energy-related management information. Other consumer service activities e prime is, or intends to, engage in include: information processing and other technology based services.

          e prime is currently engaged in purchasing gas from, and reselling it to, utility and non-utility companies at negotiated rates reflecting market conditions. e prime intends to conduct similar activities in connection with its marketing of electricity and has filed an application with the FERC requesting all requisite approvals and waivers to act as a power marketer. Unless authorized by the by FERC, the marketing or brokering of power by e prime will not involve purchases from and sales to associated companies in the NCE system. Both power and gas marketing services will be offered to third parties. The electric power and gas marketing activities of e prime are functionally related to NCE's core utility system. NCE believes that entering into the power and gas marketing businesses is a significant step in allowing NCE to compete in the utility industry and thus is in the best interest of investors and consumers. As a result of e prime's activities, various sources of competitively priced electricity and gas will become more readily available to the wholesale electric power and gas market in general. All consumers of electric power and gas will thus benefit as the alternatives for supply of electricity and gas increase and competition among electric suppliers grows.

          In addition, e prime's brokering and marketing activities are consistent with the requirements of Section 11(b)(1) as the Division has recommended it to be interpreted. In the 1995 Report, the Division recommended that the Commission adopt a flexible approach for requests by registered holding companies to engage in diversified activities, and especially those activities that the Division deemed
to be "energy-related."   Moreover, in proposed Rule 58, the
definition of energy-related activities includes "the brokering and marketing of energy commodities, including but not limited to electricity and natural or manufactured gas." Additionally, as noted in the 1995 Report, the Commission has authorized various registered holding companies to engage in gas and some power marketing activities in the past. See 1995 Report at 12, citing Consolidated Natural Gas Co., HCAR No. 24329 (Feb. 27, 1987) (authorizing gas marketing subsidiary) and Entergy Co., HCAR No. 25848 (June 8, 1993) (authorizing sale of consulting services to non-affiliates, including sale of expertise relating to brokering of power); Northeast Utilities, HCAR No. 26359 (Aug. 18, 1995) (authorizing certain power marketing activities). Thus, the marketing activities of e prime may be retained consistent with the requirements of the Act.

          e prime also provides consulting services for project development and energy cost control to commercial and industrial customers and may engage in general demand side management activities. The expertise needed to provide such services is listed as an "energy-related" activity in proposed Rule 58. As discussed in detail with regard to the retention of UE, the Commission has authorized registered holding company subsidiaries to engage in utility-related consulting services numerous times in the past. See also, UNITIL Corporation, HCAR No. 25816 (May 24, 1993) (authorizing subsidiary to engage in consulting and other services on energy related matters), Central and South West Corporation, HCAR No. 26367 (Sept. 1, 1995) (authorizing subsidiary to engage in energy and demand side management services to commercial and industrial customers) and American Electric Power Company, HCAR No. 26267 (April 5, 1995) (authorizing subsidiary to provide demand-side management services).

          e prime is constructing or owns and operates electric generation and gas storage facilities, directly or indirectly, and is continuing to evaluate additional projects. The categories of electric generation facilities in which e prime may have an interest are QFs, EWGs, FUCOs and IPPs. In connection therewith, e prime may conduct preliminary development activities include project due diligence and design; design review; market studies; site inspection; preparation of bid proposals (including the posting of bid bonds, cash deposits or similar instruments); application or required permits or authorizations, acquisition of options on sites and other rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors and other project contractors; negotiating of financing commitments with lenders and co-investors; and other activities required in preparation for the acquisition or financing of one of the listed entities. The Commission previously has authorized such activities by companies in a registered holding company system (See The Southern Company, HCAR No. 26212 (Dec. 30,
1994)). Managerial and technical services provided to such entities by e prime may include project development, engineering, design, construction and construction management, operating fuel management, testing, maintenance and administrative and technical support, all of which, again, have been previously authorized (See American Electric Power Company, HCAR No. 26267 (April 5, 1995); Entergy Corporation HCAR No. 26322 (June 30, 1995)). As discussed with regard to the retention of Quixx, investments in the listed entities have also been permitted frequently by the Commission and are also listed as an energy-related activity in proposed Rule 58. e prime may hold these interests directly, or indirectly through entities whose sole purpose is to hold such entities. e prime will not acquire an interest in an IPP unless it forms part of NCE's "integrated public utility system" within the meaning of Section 2(a)(29) of the Act unless authorized by the Commission or the Act. It should be noted that e prime may purchase an interest in a QF that is currently owned by an independent third party and is selling power to PSCo. Although the sale of power is not subject to the Commission's jurisdiction as power sales are excluded from the definition of goods in Rule 80 of the Act, such sales and the rates charged are subject to the jurisdiction of the other regulatory entities, which in this specific case is the CPUC.

          A potential business expansion by e prime is marketing information processing equipment and facilities and other technology based services, including metering and billing, to utilities and non-utility companies at market based rates. e prime is also continuing to evaluate other similar consumer services. Again, these services are ones in which other registered holding company subsidiaries have been authorized to engage. Central and South West Corporation, HCAR No. 26250 (Mar. 14, 1995) (authorizing provisions of metering, billing and collecting services to unaffiliated water and gas utilities); The Southern Company, HCAR No. 26221 (Jan. 25, 1995) (authorizing subsidiary to offer automated billing services to nonaffiliate utilities). Additionally, some of the technology utilized in these services was developed in utility operations and the Commission has previously permitted registered holding company subsidiaries to market to third parties technology developed in the course of the operation of affiliated utilities. See Southern Company HCAR No. 26211 (Dec. 30, 1994) (allowing marketing to third parties of communications network capacity initially developed for utility subsidiaries); Jersey Central Power & Light Company, HCAR No. 24348 (March 18, 1987) (allowing licensing to third party utilities of computer theft prevention technology initially developed for company's own use).

          Young Gas: Effective February 1, 1996 as the result of a contribution of Young Gas' shares from PSCo, e prime will own all of the outstanding shares of Young Gas. Young Gas owns 47.5% interest in a partnership which owns a gas storage facility which stores gas primarily for use in PSCo's gas operations. The rates charged to PSCo for such services by the partnership are determined in accordance with FERC regulations and are cost-based. The partnership provides services to third parties at FERC determined rates as well. The Commission has recognized the functional relationship of gas storage facilities to a holding company system's utility business. In National Fuel Gas Company, HCAR No. 25437 (Dec. 20, 1991), the Commission authorized the registered holding company: (1) to acquire a wholly owned subsidiary to market natural gas and to assist in transporting and storing natural gas, and (2) to acquire a 50% interest in a partnership engaged in purchasing, storing, transporting, and marketing natural gas throughout the United States. See also, Consolidated Natural Gas Co., HCAR No. 26234 (Feb. 23, 1995) (describing CNG System as comprised of, inter alia, CNG Energy Services Corporation, which gas marketing subsidiary "sells gas and related services such as storage . . . to System [companies] and
nonassociates . . .").   Just as the Commission recognized, the
benefits and functional relations to utility operations of gas storage subsidiaries, the Commission should also permit retention of Young Gas. Gas storage is also an enumerated energy or gas related activity in proposed Rule 58. Furthermore, it is clear under the Gas Related Activity Act, gas storage is a permitted activity.

          Natural Fuels: This 80% subsidiary engages in the sale of compressed natural gas for use as a transportation fuel, converts vehicles for natural gas usage, constructs fueling facilities and sells fueling facility equipment. Natural Fuels offers services to third parties. The Commission previously has authorized other registered holding companies to form subsidiaries to engage in the activities that are carried out by Natural Fuels. In Consolidated Natural Gas Co., HCAR No. 25615, (Aug. 27, 1992), Consolidated Natural Gas Company and its wholly owned subsidiary, CNG Energy Co., sought authorization for CNG Energy's Natural Gas Vehicle Division to engage in, inter alia, the following activities: (1) buying and reselling equipment necessary to transform vehicles from gasoline to natural gas and/or combined natural gas and gasoline operation ("Conversion Equipment"); (2) installing and/or maintaining Conversion Equipment on customer vehicles and providing training on the use, installation and maintenance thereof; (3) designing, constructing, owning, leasing, selling and/or maintaining refueling stations or mobile refueling operations for the refueling of natural gas vehicles; and (4) entering into various joint arrangements with unrelated companies or individuals to engage in these activities. The retention of Natural Fuels should thus be authorized. See also, Consolidated Natural Gas Co., HCAR No. 26234 (Feb. 23, 1995) (authorizing CNG's subsidiary, CNGF, to finance the purchase of certain gas equipment, including "New Technology Equipment" and "Alternate Fuel Equipment," by customers who would, in turn, purchase gas from CNG System subsidiaries). This business is also an enumerated energy related business in proposed Rule 58.


               III.  Subsidiaries and Operations of PSCo

          1480 Welton: 1480 Welton holds certain of PSCo's real estate used or intended to be used in the utility business of PSCo, is functionally related to the utility operation of PSCo and is retainable. 1480 Welton does not hold interests in any other types of properties, nor does it offer services to non-system companies. The Commission has permitted a number of registered holding company systems to establish and/or retain real estate subsidiaries. See, e.g., UNITIL Corporation, HCAR No. 35-25524 (April 24, 1992) (UNITIL Realty); The Southern Company, HCAR No. 21898 (January 27, 1981) (Alabama Property Co. subsidiary of Alabama Power Co.); America Electric Power, HCAR No. 7615 (August 2, 1947) (Franklin Real Estate Co. and Indiana Franklin Realty Co.).

          PSCCC: PSCCC engages in financing and factoring of certain of PSCo's assets. The Commission has authorized the acquisition of interests in similar credit companies by registered holding companies. See Central and South West Corporation, HCAR No. 23767 (July 19,
1985). Following consummation of the Transaction, PSCCC may engage in factoring and similar transactions with other companies in the NCE holding company system, including SPS, on the same terms as transactions with PSCo. PSCCC will provide services to unaffiliated third parties. However, it should be noted that, consistent with the requirements of the Commission's order in Central and South West Corporation (HCAR No. 25995 (March 2, 1994)), PSCCC currently does not derive more than 50% of its revenues from operations outside the PSCo system and, following consummation of the Transaction, will not derive more than 50% of its revenues from operations outside the NCE system without prior specific authorization from the Commission, unless Rule 58 is adopted.

          Fuelco: Fuelco is engaged in natural gas and oil exploration and production. The Commission has approved the oil and gas exploration and development activities of New England Energy Incorporated ("NEEI"), the subsidiary of New England Electric System. New England Energy Incorporated, HCAR No. 23988 (Jan. 13, 1986); New England Energy Incorporated, HCAR No. 21862 (Dec. 30, 1980). Fuelco is functionally related to utility operations and is thus retainable. In addition, PSCo, it should be noted that PSCo does intend to divest Fuelco as soon as practicable.

          Green and Clear Lakes and Ditch companies: Green and Clear Lakes stores water for use by a PSCo hydroelectric facility, a business that clearly is functionally related to utility operations. The Ditch companies own utility water rights that are also clearly functionally related to utility operations. Indeed, at the time of the break-up of the Cities Service holding company system, the Commission noted that the Ditch companies could be retained by PSCo under the standards of Section 11(b)(1). In the Matter of Cities Service Power & Light Company, HCAR No. 4489 (Aug. 18, 1943).

          PSRI: PSRI owns certain life insurance policies acquired prior to 1986 on certain PSCo employees and retirees. PSRI does not intend to acquire any new policies or engage in any other active business. However, divestiture or the early winding-down of PSRI could have adverse tax consequences for PSCo. In addition, PSRI accounts for only 1.2% of PSCo's consolidated revenue in the year ended December 31, 1994.

          Steam heating business (division of PSCo): The steam heating business of PSCo, which is located exclusively in its service territory and primarily in the downtown Denver area, serves 120 customers and has annual revenues of approximately $7.2 million. The retention of this business will further NCE's ability to be an energy service company providing consumers with all options to meet their energy needs. Although much of the steam is supplied from boilers at PSCo's Denver steam plant, the steam system is connected to the Zuni plant as well and approximately one-quarter of the steam heating business requirements are met through steam produced by this electric generation plant in the course of its ordinary operation. The Commission has previously approved of the retention of steam heating operations under Section 11(b)(1). See North American Company, 11 SEC 194 (1942); In the Matter of the Philadelphia Company, HCAR No. 8242 (June 2, 1948).

          Of course, PSCo is aware that the Commission in 1943 in the Service case found similar operations of PSCo to be non-retainable.<F24> That fact, however, is not dispositive here as, unlike at that time, the system is now connected with a PSCo generation facility and uses the steam produced by a facility also used for electric generation and the nature of utility services has changed since that time. The retention of steam heating operations will allow NCE to offer customers this additional option to meet their energy needs, thereby, allowing NCE to compete effectively in the energy-services business. Moreover, steam heating also is an enumerated "energy-related" business in proposed Rule 58. Thus, this steam heating business of PSCo is reasonably incidental to NCE's utility operations and may be retained. PSCo also intends to utilize and market the capacity and expertise developed in its thermal operations in different situations such as by offering chilled water services to existing customers, providing services to maintain customer's heating and cooling plants and offering steam cleaning services, all of which qualify as energy related under proposed
Rule 58.

____________________

<F24>     The Commission did not require divestiture of the
          operations in 1943 as it recognized they were unprofitable and PSCo was unlikely to be able to divest them.


          Telecommunications operations: PSCo currently leases excess capacity on the fiber optic cable it already has in place for utility operations. PSCo's fiber optic cable contains 48 fibers but PSCo only uses 6 of the fibers for its utility operations. PSCo now leases some of the excess capacity (approximately 14 fibers) at market based rates to an unaffiliated third parties engaged in telecommunications operations. As previously mentioned in the discussion of e prime, the Commission has allowed companies in registered holding company systems to market technology or excess capacity in technology developed for utility operations which allows the utility to recover the costs of developing the technology and has the potential for making a profit. Indeed, the Commission has specifically approved of the licensing of excess capacity in fiber optic lines. See Central and South West Corporation, HCAR No. 26061 (June 3, 1994) and The Southern Company, HCAR No. 26221 (Jan. 25, 1995). In this case, little or no additional investment by PSCo is needed in order for it to recover its costs on this utility equipment. Moreover, the owning of telecommunications operations and leasing fiber optic capacity is an energy-related activity in proposed Rule 58. Similarly, PSCo may lease excess capacity on its paging system, a system developed for utility operations the cost of which, with little additional investment, can be recovered.

          Energy conservation and demand side management activities:
PSCo is also engaged in energy conservation and demand side management services. The focus of PSCo's program is currently upon the customer rebates required by the CPUC. PSCo intends to expand its operations to include such activities as energy audits to establish efficiency solutions and provide financing for customers (including federal government agencies); the provision of services to home offices and the development and marketing of software to monitor energy usage by both industrial and residential customers. Again, demand side management activities have been authorized by the Commission, are closely related to the operation of a utility and are energy-related as defined in proposed Rule 58.

          Commercialization of electro-technologies and intellectual property: PSCo also markets non-utility products and services developed through electric utility operations. For example, PSCo currently provides relay testing services for customers and may lease or sell surge protection equipment to unaffiliated third parties as well as install, own and operate photovoltaic cells and commercialize other electro-technologies that become available to it. Similarly, PSCo may sell or enter into royalty arrangements with regard to intellectual property owned or developed by PSCo in its utility operations. Such commercialization activities are energy related activities as defined in Rule 58 and, as discussed with regard to e prime's proposed meter reading services, commercialization of technology developed in utility operations has been previously authorized by the Commission (See also American Electric Power Company, HCAR No. 22468 (April 21, 1982) (authorizing sale and licensing of intellectual property developed by utility system companies)). PSCo may also provide home safety monitoring services to customers which would monitor gas leakage and other safety concerns.

          Electric and gas vehicle products and services: PSCo is currently engaged in a pilot-program to develop fueling sites for natural gas vehicles. The fueling units will be owned by PSCo, but installed at commercial customer sites. PSCo may expand its activities to include the distribution or sale of LNG vehicles, the sale of gas compressors for fueling stations and the development of LNG fueling services and may enter into the business of electric powered-vehicle operation including investments in related technology. Such activities are energy related activities as defined in Rule 58 and most of them have been authorized by the Commission (see discussion of Natural Fuels above). In addition, PSCo may enter into the LNG production and delivery services.

          Sale and servicing of electric and gas appliances: PSCo's appliance service operations provide repair services and warranties to customers in connection with certain household appliances and may involve the leasing of certain large appliances (i.e. HVAC system. lighting system, chillers) to industrial customers. Such activities are energy related activities as defined in Rule 58.

          b.   Section 10(c)(2)

          The Transaction will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

               i.   Efficiencies and Economies

          The Transaction will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2), described above. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of
Section 10(c)(2) have been met. See American Electric Power Co., 46 SEC 1299, 1320-1321 (1978). Some potential benefits cannot be precisely estimated; nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., HCAR No. 24073 (April 29, 1986) (citation omitted).

          PSCo and SPS have estimated the nominal dollar net value of synergies from the Transaction to be approximately $770 million over the first 10-year period from 1997 to 2006. The Transaction is expected to yield several types of presently quantifiable benefits:
(1) capital expenditure savings; (2) production cost savings; (3) labor cost savings; and (4) administrative and general savings. The amount of savings currently estimated in each of these categories, on a nominal dollar basis, is summarized in the table below:

          Category                           Amount

Corporate Programs                          $ 82.7M
Non-fuel Purchasing Economies                 19.1M
Capacity Deferrals                           160.1M
Fuel Savings                                 163.4M
Labor                                        389.5M

     Less: Pre-merger Initiatives             (2.1M)
     Less: Costs to Achieve                  (43.0M)

Net Total Estimated Savings                 $769.7M
                                            _______

          These expected savings far exceed the savings claimed in a number of recent acquisitions approved by the Commission. See, e.g., Kansas Power and Light Co., HCAR No. 25465 (Feb. 5, 1992) (expected savings of $140 million over five years); IE Industries, HCAR
No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, HCAR No. 25159 (Sept. 26, 1990) (estimated savings of $25 million over five years). These savings categories are described in greater detail below.

          Corporate Programs: These are savings related to insurance costs, outside services, shareholder services, advertising and other general and administrative overheads. The aggregate cost of these items for the companies on a stand-alone basis is greater than the cost will be to the combined new company. An example would be the hiring of one outside professional service (external auditors, attorneys, consultants, etc.) instead of two.

          Non-Fuel Purchasing Economies: These are the savings which will result from the new, larger company having greater purchasing power. The new company will be able to coordinate its purchasing needs, buy in greater quantity, negotiate with vendors and receive larger discounts.

          Capacity Deferrals: This refers to the savings created by deferring the construction of additional generating capacity. For these deferrals to be achieved, the two systems must be integrated via a HVDC interconnection and transmission line. Because of load diversity (the two systems peak at different times) the new company's peak load is less than the sum of the peak loads of the two individual companies. This load diversity requires less total capacity; allowing the new company to defer generation expansion and the associated costs to the ratepayer. The amount of projected capacity deferral savings is net of the estimated fincremental merger-related cost of the HVDC interconnection and transmission line (approximately $112 million). See Item 3.A.2.b.ii.I for details of the interconnection and line.

          Fuel Savings: These are savings which result from the new, larger company having greater purchasing power. The new company will be able to negotiate contracts to procure and transport fuel in larger quantities, and at much larger discounts than either PSCo or SPS would on a stand-alone basis. Additionally, once the two systems are directly interconnected, the new company's operators will be able to dispatch and generate the power in the most economic manner, as certain plants are more economical than others.

          Labor Cost Savings: PSCo and SPS estimate that a net reduction in labor costs of approximately $389.5 million on a nominal dollar basis can be achieved as a result of the Transaction through elimination of approximately 550-600 full time equivalent duplicative positions in certain corporate and administrative functions. This assumes a one-year period will be required to achieve the personnel reductions.

     (less)

          Pre-Merger Initiatives: The level of employees of both companies combined compared with the level of employees needed for the new company indicates that 550-600 full-time duplicate positions be eliminated through the merger process. There is, however, a level of employee reduction which will occur regardless of the merger. This figure is a part of the total labor savings amount above, and is removed from the savings estimates to avoid double counting of savings for forecasting purposes

          Costs to Achieve: This consists of merger costs such as investment bankers' fees, attorney and accountant fees, and severance and other employee reduction-related costs. Item 2 provides details of some of these components and their amounts.

          Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include competitive rates and services, increased size and stability, diversification of service territory, coordination of diversification programs, complementary operational functions and complementary management.

     -    Competitive Rates and Services   NCE will be able to meet
          the challenges of the increasingly competitive environment in the utility industry more effectively than either PSCo or SPS standing alone. The Transaction will create financial and operational benefits for customers in the form of lower rates and better service over the long-term.

     -    Increased Size and Stability   As a larger entity,
          shareholders will benefit over the long-term from the NCE's greater financial strength and financial flexibility. NCE will be better able to take advantage of future strategic opportunities and to reduce its exposure to changes in economic conditions in any segment of the business.

     -    Diversification of Service Territory   The combined service
          territories of PSCo and SPS will be larger and more geographically diverse than the independent service territories of each entity, reducing NCE's exposure to changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

     -    Coordination of Diversification Programs   PSCo and SPS each
          have complementary nonregulated subsidiary businesses, and NCE, as a stronger financial entity, should be able to manage and pursue these subsidiary businesses more efficiently and effectively as a result of access to lower-cost capital and efficiencies achievable through greater size.

     -    Complementary Operational Functions   The combination of
          PSCo, with expertise in customer service applications and energy services as well as natural gas utility operations, and SPS, a low-cost power producer with recognized expertise in engineering services, wholesale power marketing and utility generation projects, will allow NCE to offer customers a more complete menu of service options and a better operational balance.

     -    Complementary Management   The managements of PSCo and SPS
          have complementary strengths which will provide NCE with a strong and capable management team, facilitating the merger of similar corporate cultures and achieving cooperation and coordination in an efficient manner.

               ii.  Integrated Public Utility System

                    I.   Electric System

          As applied to electric utility companies, the term
"integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

     (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

     (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     (3) the system must be confined in its operations to a single area or region; and

     (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. Securities and Exch. Comm'n, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., 38 SEC 658, 668 (1958)). The Transaction satisfies all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."<F25>

          At the moment, PSCo and SPS have the ability to exchange power over a transmission tie owned by Public Service Company of New Mexico ("PNM"). In the past, the two companies have exchanged electric energy utilizing these facilities. Facilitating the current transmission and exchange of power between the parties is participation by PSCo, SPS and PNM in the WSPP, which provides for, among other things, the exchange of bulk power.

          The Section 2(a)(29) standard will be met in this Transaction, however, as the NCE system is capable of interconnection through the construction of a new transmission tie line, construction of which is planned within five years of the effective time of the Transaction. PSCo and SPS currently intend to complete the interconnect between the two companies by the year 2001. The estimated length of the tie line is approximately 300 miles, running from near Amarillo, Texas to Southeastern Colorado. The transmission tie line voltage is expected to be 345 KV. Following completion of the line, the PSCo and SPS systems will be operated as a single interconnected system. It is currently estimated that the costs associated with constructing the interconnection line amount to $149 million, of which $112 million are incremental costs attributable to the Transaction.

          Since SPS operates in the Eastern Interconnection and is a member of the SPP and PSCo is in the Western Interconnection and is a member of the WSCC, the interconnect must include a HVDC back-to-back terminal between the two systems. This HVDC terminal, which will synchronously connect the two companies, is currently expected to be rated at 400 MW and allow for capacity and energy transfers between the two systems.

          This additional interconnect will further the economic operation of the NCE system by enabling it to achieve additional production-related synergies. Indeed, the plans for the line's construction are not related to any requirement of the Act, but rather to the substantial benefits that will accrue as a result of the line. The production-related benefits of the interconnect were determined in three areas: capacity deferral savings, joint dispatch savings and fuel energy savings. The process used to estimate these savings involved modeling each company's system and determining its costs on a stand-alone basis and then on a combined basis. The savings were based on a comparison of the individual system costs to those determined on a combined basis. The representation of the individual systems was based on each company's most recent resource plan, modified to account for any major changes in assumptions since the plan was developed, and the most recent fuel forecasts. The combined system expansion plan was based on the reduced capacity requirements of the combined system and accounted for the expected fuel synergy savings. The development of these costs considered production costs as well as investment-related costs. Benefits attributed to joint dispatch savings were developed within the combined system model and coincide with the in-service date of a new transmission line between the two companies. Overall, it is anticipated that the electric production-related savings from the merger of PSCo and SPS will aggregate approximately $270 million (net of the cost of the line).
To achieve this level of savings, the tie-line will need to be constructed. Additional savings are likely to be realized over time. Additional information regarding electric production-savings can be found in Exhibit D-1.2.2. attached hereto.

          The Commission has previously indicated that a single integrated system exists even based solely on a planned, future interconnection, provided that such physical interconnection is "contemplated or . . . possible within the reasonably near future" and not just something that "might occur in the remote future, and whose occurrence has not been foreshadowed by any facts shown in the record."<F26> The benefits to be derived by the new transmission line are also a factor in determining whether the system is capable of physical interconnection.<F27> The fact that the Commission has indicated that, absent special circumstances, the "reasonably near future" mentioned above, should not exceed 10 years,<F28> is not an issue in this case as the parties do have definite plans to construct an interconnection that will be in service and generating economies within 5 years of the consummation of the Transaction.

          In addition, Cheyenne forms a single integrated system with the NCE system. With regard to electric properties and as set forth above,<F29> the key to a single integrated system, is that the utility assets are "physically interconnected or capable of interconnection." Historically both Cheyenne and PSCo were part of the Cities Service Power and Light Company holding company system. When the Commission ordered the break-up of that system in the mid-1940s, it issued orders organizing the various systems within the Cities Services system as independent systems. At that time, the Commission specifically examined the relationship between the electric utility operations of PSCo and Cheyenne and held that together they constituted a single integrated system within the meaning of
Section 2(a)(29) of the Act.<F30> The Commission noted that the two systems were interconnected via "a transmission line which functions as an important tie between the companies although it is owned, not in the system, but by the United States Bureau of Reclamation."<F31> Moreover, although the Commission initially postponed any finding on the issue of PSCo's retention of combination gas and electric utility properties, it did examine the PSCo and Cheyenne gas operations as one unit.<F32> PSCo and Cheyenne continue to form such an integrated system and the addition of NCE as a holding company above these entities does not alter that fact, nor does the fact that the NCE system includes SPS utility properties since, as described above, PSCo and SPS will be interconnected and PSCo and Cheyenne are interconnected. Thus, the entire system is, or is capable of being, integrated.

          The specific physical interconnection via electric transmission ties between PSCo and Cheyenne is as follows: 115KV transmission lines owned by WAPA connect with the Cheyenne system via the Happy Jack, Cheyenne and Archer substations. WAPA transmission lines also interconnect with PSCo transmission lines. One of these WAPA owned lines connects PSCo and Cheyenne, running directly from a WAPA-PSCo interconnection to a WAPA-Cheyenne interconnection. Indeed, the Applicants believe that this line is the same line referred to in the Cities Service decision previously discussed.<F33> It should be noted that Cheyenne was receiving electricity from PSCo via this line at the time of the Cities Service decision, while today, as a result of a competitive bid process to supply the Cheyenne system, Cheyenne obtains all of its electricity requirements from an unaffiliated electric utility over different transmission lines. This fact should not alter the above analysis because (1) the two systems remain physically interconnected and have been efficiently operated as a single, integrated utility system and (2) the Act's purposes are being met, as competition has been allowed to flourish in the PSCo holding company system where the winner of a competitive bid, regardless of other corporate relationships, supplies the Cheyenne system. PSCo did bid to supply the Cheyenne system and, had it been successful, could have supplied Cheyenne with its needs using the WAPA line.

____________________

<F25>     1995 Report at 71.

<F26>     In the Matter of the North American Company and Its
          Subsidiaries, HCAR No. 4505 (Apr. 15, 1942). See Also, In the Matter of Hudson River Power Corporation, HCAR No. 2415 (Dec. 9, 1940) (integration standard not met where "the record discloses no definite plan for bringing about any such interconnection"); In the Matter of Cities Service Power & Light Corporation, HCAR No. 5256 (Aug. 30, 1944) (integration standard met where "Derby contemplates the construction of such interconnection facilities").

<F27>     In one instance, the Commission noted that while "we
          are not aware of any plans for undertaking these interconnections in the near future ... [w]e find ... no occasion to doubt the validity of the estimates of benefits to be derived therefrom," in its holding that such facilities were considered capable of interconnection. In the Matter of Cities Service Power & Light Company, HCAR No. 4489 (Aug. 18, 1943).

<F28>     See, In the Matter of Union Electric Company, HCAR No.
          18368 (Apr. 10, 1974) (holding that in the absence of special circumstances, physical interconnection that might be built in ten years if economical does not meet integration requirement).

<F29>     The issue of Cheyenne's gas properties is discussed
          under Item 3.A.2.a.i. (Retention of Gas Operations).

<F30>     Cities Service Power & Light Company And Its Subsidiary
          Companies, HCAR No. 4489 (August 18, 1943) ("We find that the properties of the Cheyenne company and the Arvda company, together with the main body of the Public Service properties in northern Colorado, form a single integrated electric utility system").

<F31>     ID.

<F32>     ID.

<F33>     SEE SUPRA note 20.


          The NCE electric system will operate in a single area or region. The system will operate in six contiguous states in the greater southwest region of the United States. It should be noted that in the 1995 Report, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be made... in light of the effect of technological advances on the ability to transmit electric energy economically over longer distance, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration."<F34> The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements."<F35> As set forth in Item 3.A.2.b.i, the Transaction will result in economies and efficiencies for the utilities and, in turn, their customers.

          Moreover, the NCE electric system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. After the Transaction, PSCo, SPS and Cheyenne will maintain their current headquarters as subsidiary headquarters and as local operating headquarters for the areas they presently serve, while NCE maintains system headquarters in both Denver (corporate offices) and Amarillo (operating offices). This structure will preserve all the benefits of localized management PSCo, SPS and Cheyenne presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from their strategic alliance. Furthermore, as described earlier, the system will facilitate efficient operation.

          Additionally, the NCE system will not impair the effectiveness of state regulation. PSCo, SPS and Cheyenne will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the CPUC, WPSC, PUCT, NMPUC, KCC, OCC, the FERC and, until the decommissioning of the Fort St. Vrain facility is complete, the NRC. PSCo and SPS are working closely with the CPUC, WPSC, NMPUC, PUCT, KCC and OCC as well as the FERC and the NRC to ensure they are well informed about this Transaction and this Transaction will not be consummated unless all required regulatory approvals are obtained. Pursuant to the recommendations contained in the 1995 Report, this last factor is significant as the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met,"<F36> especially since this Transaction will result in a system similar to the traditional registered holding company system.

                    II.  Gas Utility System

          Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies:

          [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The NCE gas utility system will meet the standard set forth in
Section 2(a)(29)(B) and, therefore, will satisfy the requirements of Sections 10(c)(1) and (2) and should be approved by the Commission. First, both the Commission's limited precedent and current technological realities indicate that the NCE gas utility system will operate as a coordinated system confined in its operation to a single area or region because it will derive natural gas from a common source of supply. None of the Act, the Commission's orders and rulings or no-action letters of the Commission's staff provide a definition as to what constitutes a "common source of supply." Nevertheless, the Commission has not traditionally required that the pipeline facilities of an integrated system be interconnected,<F37> and instead has looked to such issues as from whom the distribution companies within the system receive much, although not all, of their gas supply.<F38> The Commission also has considered purchases of gas from a common pipeline<F39> as well as from different pipeline's when the gas originates from the same gas field in determining a common source of supply.<F40> Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.

____________________

<F34>     1995 Report at 72-74.

<F35>     1995 Report at 73.

<F36>     1995 Report at 74.

<F37>     See In the Matter of Penzoil Company, HCAR No. 15963
          (1968) (finding an integrated system where facilities both connected with an unaffiliated transmission company but not each other). See also, American Natural Gas Company, HCAR 15620 (1966) ("It is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of such interconnection").

<F38>     See, e.g., In the Matter of Philadelphia Company and
          Standard Power and Light Company, HCAR No. 8242 (1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Company, HCAR No. 25040 (1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

<F39>     In the Matter of the North American Company, HCAR
          No. 10320 (1950) (finding Panhandle Eastern pipeline to be a common source of supply).

<F40>     See In the Matter of Central Power Company and
          Northwestern Public Service Company, HCAR 2471 (1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney."



          PSCo's and Cheyenne's gas operations form an integrated utility system in accordance with the requirements of
Section 2(a)(29)(B). The two operations are physically connected through the WestGas Interstate transmission pipeline (owned by WGI) which connects to the PSCo transmission system at Chalk Bluffs, Colorado near the Colorado, Wyoming border and runs to Cheyenne, Wyoming. Through this system, PSCo and Cheyenne derive gas from common sources of supply. PSCo and Cheyenne also derive gas from common sources through the Colorado Interstate Gas Co. transmission system, to which both companies are connected. The gas utility operations of PSCo and Cheyenne are limited to the Colorado/Wyoming area and have been operated efficiently and economically as a single integrated utility for decades.

     3.   Section 10(f)

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described in Item 4 of this Application/Declaration, and as evidenced by the applications before the CPUC, WPSC, PUCT, NMPUC and the KCC all relating to the Transaction, NCE intends to comply with all applicable state laws related to the proposed transaction.

     4.   Other Applicable Provisions - Section 9(a)(1)

          NCE is also requesting authorization from the Commission under Section 9(a)(1) of the Act for the acquisition by it of the voting securities of NC Services and NC Hold as part of the Transaction. Section 9(a)(1) of the Act requires a registered holding company or any subsidiary thereof to obtain authorization from the Commission before acquiring "any securities or utility assets or any other interest in any business." In order to approve an acquisition under Section 9(a)(1), the Commission must find that such acquisition meets the standards of Section 10 of the Act, which in turn requires compliance with Section 8 and 11 of the Act. Although NCE will not become a registered holding company until consummation of the Transaction and thus Section 9(a)(1) is not applicable to it until that time, because NCE will become subject to Section 9(a)(1) and the exact chronology of the formation of NC Hold and NC Services has not been determined, NCE is requesting the Commission's authorization for these transactions.

         The acquisition by NCE of the common stock of NC Services, making it a wholly owned subsidiary of NCE, will allow NCE to create a subsidiary service company and capture economies of scale from the centralization of administrative and general services to be provided to system companies. Since the cost of such services are considered in rate cases, the benefits realized as a result of NC Services will accrue to NCE's ratepayers. Virtually every registered holding company has a subsidiary service company performing many of the same functions as NC Services will perform. The acquisition of NC Services is in the public interest, will not unduly complicate the capital structure of NCE and will not cause the NCE system to violate any other provision of the Act. NC Services' only class of authorized stock will be its common stock, all of which will be owned by NCE.
The operation of NC Services, and the allocation of cost for its operation, is discussed in detail in Item 3.B below.

          NCE is also requesting authorization to acquire all of the issued and outstanding common stock of NC Hold, which will serve as an intermediate holding company for certain of the system's non-utility subsidiaries. NCE believes that an intermediate holding company provides a clearer separation between the system's utility and non-utility operations of the system and allows for centralization of the operation of the non-utility operations. Although NC Hold will have issued and outstanding debt to SPS (in connection with NC Hold's acquisition of UE and Quixx) as part of the Transaction, this should not unduly complicate the NCE system's capital structure. While NC Hold will have a board of directors, appointed officers and, possibly, employees, it also will receive services from NC Services. Costs for any work performed for NC Hold by NC Services will be charged to NC Hold in accordance with the appropriate allocation method set forth in the Non-Utility Service Agreement.

          Finally, NC Hold requests authorization under
Section 9(a)(1) of the Act to acquire all of the issued and outstanding common stock of e prime, UE, Quixx, Young Gas and Natural Fuels. As discussed in Item 3.A.2.a.ii above, each of these businesses may be retained by the NCE system under the Act. NCE believes that the reorganization of these non-utility businesses as subsidiaries of NC Hold instead of as subsidiaries of either PSCo or SPS directly, will be beneficial to ratepayers by insulating the operating utilities from the results of operations of these entities. NC Hold will directly or indirectly acquire the securities of certain current PSCo subsidiaries via an equity contribution from NCE. In order to maintain the current equity capitalization of SPS, NC Hold will issue debt to SPS in exchange for the securities of UE and Quixx. The debt will have a twenty year maturity and bear interest at a fixed rate, with interest payments to be made semi-annually. The interest rate will be determined at the time of issuance based on the then prevailing rate which would be charged by an unaffiliated third party. The principal will be repaid in twenty equal annual installments. NC Hold will have the option to prepay the entire obligation, including accrued and unpaid interest, at any time without any prepayment premium. NC Hold expects to have sufficient earnings to service the debt based on the expected earnings of UE and Quixx. See Exhibit J-4. If necessary, NC Hold will also have available the earnings of its other subsidiaries.

B.   NC Services

          As described in Item 1.B.1.c.v, NC Services will provide PSCo, SPS and Cheyenne, pursuant to the Services Agreement, and the non-utility subsidiaries of the NCE system, pursuant to the Non-Utility Services Agreement, with a variety of administrative, management and support services, including services relating to electric power planning, transportation, materials management, facilities and real estate, accounting, budgeting and financial forecasting, finance and treasury, rates and regulation, legal, internal audit, corporate communications, environmental, fuel procurement, corporate planning, investor relations, human resources, marketing and customer services, information systems and general administrative and executive management services. In accordance with the Service Agreement, services provided by NC Services will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of NC Services will record transactions utilizing the existing data capture and accounting systems of each client company. Costs of NC Services will be accumulated in accounts of NC Services and directly assigned, distributed and allocated to the appropriate client company in accordance with the guidelines set forth in the Service Agreement. SPS and PSCo are currently developing the system and procedures necessary to implement the Service Agreement.

          It is anticipated that NC Services will be staffed by transfer of personnel from PSCo, SPS and their subsidiaries. NC Services' accounting and cost allocation methods and procedures are structured so as to comply with the Commission standards for service companies in registered holding-company systems. NC Services' billing system uses the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding-company systems.

          As compensation for services, the Service Agreement provides for the client companies to: "pay to [NC Services] all costs which reasonably can be identified and related to particular services performed by [NC Services] for or on its behalf." Where more than one company is involved in or has received benefits from a service performed, the Service Agreement provides that "costs will be directly assigned, distributed or allocated, between or among such companies on a basis reasonably related to the service performed to the extent reasonably practicable," in accordance with the methods set forth in Appendix A to the Service Agreement. Thus, charges for all services provided by NC Services to affiliated utility companies will be on an "at cost" basis as determined under Rules 90 and 91 of the Act. The Non-Utility Service Agreement contains provisions similar to those of the Service Agreement, except as set forth in detail below in this
Item 3.B. The Non-Utility Service Agreement also permits charges for certain services to be at fair market value to the extent authorized by the Commission. Thus, except for the requested exceptions discussed below, services provided by NC Services to non-utility affiliates pursuant to the Non-Utility Service Agreement will also be charged on an "at cost" basis as determined under Rules 90 and 91 of the Act.

          Section 13(b) of the Act allows the Commission to exempt transactions, by rule, regulation or order, from the provisions of
Section 13(b) and the rules promulgated thereunder if such transactions:

          (1) are with any associate company which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public utility company operating within the United States or (2) involve special or unusual circumstances or are not in the ordinary course of business.

The Commission has utilized this exemptive power in the past under certain circumstances<F41> and recently with some frequency to generally allow non-utility subsidiaries of registered holding companies to provide services to certain FUCOs, EWGs and QFs at market-based rates.<F42> In addition, in the 1995 Report, the Division recommended that "the SEC should also issue exemptive orders under Section 13 allowing more nonutility subsidiaries to charge market rates to nonutility affiliates."<F43> The Commission's principal concern under Section 13 of the Act is to protect the utility companies in a holding company system from abusive cross-subsidization transactions with affiliates. Exemptions from Rules 90 and 91 for purely non-utility transactions will not interfere with this mandate as all services to utility subsidiaries will be at cost in accordance with Rules 90 and 91, but will benefit the holding company system by allowing it to offer competitively priced services based on market considerations. Thus, NC Services hereby requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, for the following transactions: Services provided to associate FUCOs and EWGs that derive no part of their income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural gas at retail in the United States; and services provided to an associated EWG, QF or IPP, provided that the purchaser of the electricity sold by such entity is not an associate company of NCE. No services will be provided at market-based rates to a QF, IPP or EWG selling electricity to PSCo, SPS or Cheyenne unless authorized by the Act or the Commission.

          No change in the organization of NC Services, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until NC Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify NC Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until NC Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          NCE believes that the Service Agreement and the Non-Utility Service Agreement are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

          Rule 88: Rule 88 provides that "[a] finding by the Commission that a subsidiary company of a registered holding company .
 . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified" in the instructions for that form, by such company or the persons proposing to organize it. Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an Application/Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. See CINergy Corp., HCAR No. 26146 (Oct. 21, 1994); UNITIL Corp., HCAR No. 25524 (April 24, 1992). In this Application/Declaration, NCE has submitted substantially the same applicable information as would have been submitted in a Form U-13-1.

          Accordingly, it is submitted that it is appropriate to find that NC Services is so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

C.   UE

          NCE also requests that the Commission find that UE is so organized and to be conducted as to meet the requirements of
Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

          As previously discussed, following consummation of the Transaction, UE will be a design, engineering and consulting service subsidiary of NC Hold directly, and indirectly of NCE. It is anticipated that virtually all design and engineering services for PSCo, SPS and Cheyenne will be provided by UE on an "at cost" basis as determined under Rules 90 and 91 of the Act and as further described in the form of UE Service Agreement between UE and its utility affiliates attached hereto as Exhibit B-4. UE will also provide necessary engineering services to non-utility affiliates and the form of UE Non-Utility Service Agreement between UE and its non-utility affiliates, attached hereto, as Exhibit B-5, contains a cost allocation formula designed to ensure compliance with such rules. The procedural methods relating to UE's provision of services to affiliates are set forth in Exhibit B-7 hereto. UE will provide such services to unaffiliated companies on market-based rates.

          The UE Non-Utility Services Agreement also permits charges for certain services at fair market value to the extent authorized by the Commission. Thus, except for certain requested exceptions discussed below, services provided by UE to non-utility affiliates pursuant to the UE Non-Utility Services Agreement will be charged on an "at cost" basis as determined under Rules 90 and 91 of the Act.

          NCE hereby requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, for services provided by UE to associated QFs, IPPs, EWGs and FUCOs meeting the criteria set forth above in Item 3.B. UE intends to provide the following services to these entities: operations and management services, which include development, engineering, design, construction and construction management, pre-operational start-up, testing and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical training, administrative support, and any other managerial or technical services required to operate and maintain electric power facilities, to developers, owners and operators of domestic and foreign power projects, including power projects that Quixx, its subsidiaries, or other associated companies may develop on its own or in collaboration with third parties, and to other associated companies, except as described below.<F44>

          No services will be provided at market-based rates to entities or associated companies which sell electricity to PSCo, SPS or Cheyenne unless authorized by the Act or the Commission.

          NCE believes that significant advantages can be gained by centralizing most design and engineering personnel in the NCE system in this special purpose subsidiary service company as the NCE system will benefit from the economies of scale that come with centralization in general, while at the same time the pre-existing reputation and good-will associated with UE will be maintained, allowing it to continue to compete in the marketplace for third party contracts on the same basis as prior to the Transaction. The Commission has recognized a number of special purpose subsidiary service companies in the past.<F45>

D.   QPS

          QPS is a wholly owned subsidiary of Quixx, organized to operate and maintain generation facilities. QPS will operate and maintain generation facilities in various locations and is currently under contract to operate and manage two cogeneration facilities in which Quixx has an interest of less than a majority: the BCH waste-to-energy cogeneration facility and the Carolina Energy solid waste fueled cogeneration facility. In both instances, and in future similar situations, QPS will provide operations and management services to these "technical" affiliates (i.e., entities which have more than 5% of their voting securities owned by a NCE subsidiary but which have one or more other non-affiliated, independent security holders holding a percentage of the voting power equal to or greater than that held by the applicable NCE subsidiary) which will include development, engineering design, construction and construction management, pre-operational start-up, testing and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical training, administrative support, and any other managerial or technical services required to operate and maintain electric power facilities.

          NCE hereby requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, for the provision of such services to these "technical" affiliates. The Commission's principal concern under
Section 13 of the Act is to protect the utility companies in a holding company system from abusive cross-subsidization transactions with affiliates. The Commission has granted exceptions to allow for fair market pricing of such services under certain circumstances and NCE requests an exemption from the provisions of Rules 90 and 91 as described above in Item 3.B. With respect to the existing contracts and in future instances, QPS will be providing services to developers, owners and operators of various power projects, including power projects that Quixx, its subsidiaries or other associated companies may develop on their own or in collaboration with third parties, and to other associated companies. In similar circumstances, the Commission has authorized exemptions from the at-cost standard of
Section 13.<F46>

          Even if the entities for which QPS will provide services do not meet these requirements, QPS should be allowed an exemption for the "at-cost" standard because these situations involve special or unusual circumstances. The Commission has granted such exemptions in joint venture situations based upon a consideration of what is necessary or appropriate for the public interest and in light of the abuses the Act was intended to prevent.<F47> In the existing contracts and in future ventures where one of NCE's associated companies owns an interest of less than a majority and one or more of the other partners owns an interest equal to or greater than the interest owned by the NCE associated company, despite the interests that Quixx, its subsidiaries, or other associated companies may have in the ventures, the terms of QPS provisions of services were and will be made freely and openly by parties dealing at arms' length and subject to the checks and balances of a competitive system. In each case, the partners had and will have economic and competitive incentive to negotiate their own best possible price. Consequently, a situation in which abusive cross-subsidization could occur does not exist. No services will be provided at market-based rates to entities or associated companies which sell electricity to PSCo, SPS or Cheyenne unless authorized by the Act or the Commission. Thus, the concern of the Act with abusive affiliate transactions is not an issue in this instance.

E.   Other Services

          As previously mentioned, e prime may provided intra-system services to associated QFs, IPPs, EWG, and FUCOS as well as administrative and consulting services to Young Gas Storage Co., Ltd., the partnership that owns the Young Gas Storage facility and in which Young Gas holds a 47.5% interest.

          NCE hereby requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, for services provided by e prime to associated QFs, IPPs, EWGs and FUCOs meeting the criteria set forth above in Item 3.B. No services will be provided at market-based rates to entities or associated companies which sell electricity to PSCo, SPS or Cheyenne unless authorized by the Act or the Commission.

          In addition, NCE requests an exemption from the provision of Rules 90 and 91 for e prime to continue to provide services to Young Gas Storage Co., Ltd. at market based rates. Similar to the situation with QPS, the NCE system will only hold a 47.5% interest in Young Gas Storage Co., Ltd. and must negotiate on an arms length basis with the majority owner (the Coastal Corporation) with regard to the provision of such services. Thus, the concern of the Act with abusive affiliate transactions is not an issue in this instance.

          PSCo, SPS and Cheyenne may also provide to one another services incidental to their utility businesses, such as power plant maintenance overhauls, power plant and storm outage emergency repairs and services of personnel with specialized expertise related to the

____________________

<F41>     See, e.g., New England Electric System, HCAR No. 22309
          (Dec. 9, 1981) (utility permitted to enter into lease with affiliated joint venture with lease payments based on market price); EUA Cogenex Corporation, HCAR No. 263731 (Sept. 14, 1995) (authorizing service companies of two registered holding companies to provide services to affiliated joint venture at market based rates in certain circumstances).

<F42>     See, e.g., Entergy Corporation, HCAR No. 26322 (June
          30, 1995); General Public Utilities Corporation, HCAR
          No. 26307 (June 14, 1995) and The Southern Company,
          HCAR No. 26212 (Dec. 30, 1994).

<F43>     1995 Report at 102.

<F44>     See, e.g., Entergy Corporation, HCAR No. 26322 (June
          30, 1995) (authorizing operations and management services including design and long-term operations) and American Electric Power Company, HCAR No. 26267 (April 5, 1995) (authorizing provision of services including engineering and construction services to certain affiliated and non-affiliated entities involved in projects relating to the generation, transmission, and distribution of electric power).

<F45>     See, e.g., American Electric Power Company, HCAR No.
          22468 (April 21, 1982) (consulting subsidiary); Entergy Corp., HCAR No. 25718 (Dec. 28, 1992) (subsidiary engaged in energy management services and development of efficient lighting technology); Northeast Utilities, HCAR No. 25565 (June 29, 1992) (subsidiary servicing nuclear power project).

<F46>     See, e.g., Entergy Corporation, HCAR No. 26322 (June
          30, 1995) (authorizing fair market prices for the provision of operations and management services, including long-term operations and maintenance, to certain power projects, including those developed by associate companies).

<F47>     See, e.g., New England Electric System, HCAR No. 22309
          (December 9, 1981).


operation of the utility (i.e., services by an industrial lighting specialist or waste disposal specialist). These services will be provided at cost in accordance with the standards of the Act and the Commission's rules and regulations thereunder. Moreover, the computer system developed by PSCo (the "CIS System") will remain an asset of PSCo following the transaction. While all required system personnel involved in the operation of the CIS System will be employees of the service company and all charges for their labor will be subject to the terms of the Service Agreement and the Non-Utility Service Agreement, PSCo will charge other system companies for the use of the CIS System at cost.

Item 4.  Regulatory Approvals

          Set forth below is a summary of the regulatory approvals that NCE has obtained or expects to obtain in connection with the Transaction.

A.   Antitrust

          The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until certain information has been submitted to the DOJ and FTC and specified HSR Act waiting period requirements have been satisfied. PSCo and SPS will submit Notification and Report Forms and all required information to the DOJ and FTC and the Transaction will not be consummated unless the applicable waiting period has expired or has been terminated.

         The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Transaction on antitrust grounds; however, Applicant believes that the Transaction will not violate Federal antitrust laws. If the Transaction is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, PSCo and SPS would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Transaction could be consummated.

B.   Federal Power Act

          Section 203 of the Federal Power Act of 1935, as amended (the "Federal Power Act"), provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. PSCo and SPS submitted a joint application for approval of the Transaction to the FERC on November 9, 1995.

C.   State Public Utility Regulation

          Colorado: PSCo is subject to the CPUC. Pursuant to Rule 55 of the CPUC's Rules of Practice and Procedure, PSCo filed an application with the CPUC requesting approval of the Merger Agreement on November 9, 1995. The application is required to demonstrate, among other things, that the approval sought is not contrary to the public interest. In addition, the CPUC will consider the rate making treatment associated with the Transaction. Failure to obtain favorable treatment could have a material adverse effect. NCE and PSCo have requested that the CPUC also indicate that it does not object to the retention of PSCO's and Cheyenne's Gas System in the NCE structure.

          Wyoming: Cheyenne is subject to the jurisdiction of the WPSC. Pursuant to Section 37-1-104 of the Wyoming Revised Statutes, any reorganization of a public utility requires prior approval of the WPSC. The statute defines reorganization as a transaction which results in a change in the ownership of a majority of the voting capital stock of a public utility and precludes the WPSC from approving any reorganization that adversely affects the utility's ability to serve the public. Pursuant to Section 209 of the WPSC's Rules of Practice and Procedure, Cheyenne filed an application for approval of the applicable portions of the Merger Agreement on November 9, 1995. In addition, the WPSC will consider the rate making treatment associated with the Transaction. Failure to obtain favorable treatment could have a material adverse effect. NCE and PSCo have requested that the WPSC also indicate that it does not object to the retention of PSCO's and Cheyenne's Gas System in the NCE structure.

          New Mexico: SPS is subject to the jurisdiction of the NMPUC. Pursuant to the New Mexico Public Utility Act and the NMPUC's Rules of Practice and Procedure, SPS filed an application with the NMPUC requesting approval of the Merger Agreement on November 9, 1995. The NMPUC will approve the consummation of the Transaction if it finds that they are not unlawful or inconsistent with the public interest and will not interfere with the provision by SPS of reasonable and proper utility service at fair, just and reasonable rates. In addition, the NMPUC will consider the rate making treatment associated with the Transaction. Failure to obtain favorable treatment could have a material adverse effect.

          Texas:  SPS must report the Transaction to the PUCT under
Section 1.251 of the Public Utility Regulatory Act of 1995 and obtain a finding that the Transaction is in the public interest. SPS submitted such report to the PUCT on November 9, 1995. While a finding that the Transaction is not in the public interest does not prohibit the consummation of the SPS Merger, if the PUCT makes such a finding it is required to take the effect of the Transaction into consideration in future ratemaking proceedings and disallow the effect of the Transaction if it will unreasonably affect rates or services. Rate treatment resulting from a finding that the Transaction was not in the public interest could materially and adversely affect SPS.

          Kansas: SPS is subject to the jurisdiction of the KCC, pursuant to the Kansas Public Utility Act. On November 9, 1995, SPS filed an application with the KCC requesting authority for the issuance of common stock by SPS to NCE pursuant to the Merger Agreement. The application is required to describe the purposes for which the common stock is to be issued and state that such issuance is necessary and required and will be sold for such purposes. The KCC issued its order granting the requested authority to SPS on November 28, 1995.

          NCE may also be subject to the KCC pursuant to the Kansas Holding Companies Act ("KHCA"). The KHCA states that no foreign holding company shall acquire control of a Kansas public utility without first entering into an agreement to keep the KCC fully informed as to transactions between the utility and the holding company and to submit to the jurisdiction of the KCC insofar as such transactions affect the rates or charges to be made by the utility. NCE has entered into such an agreement with the KCC.

          Oklahoma: SPS is subject to the jurisdiction of the OCC. However, no approval or authorization of any Oklahoma public regulatory body, including the OCC, of the Merger Agreement is required.

Item 5.  Procedure

          The Commission is respectfully requested to issue and publish not later than February 22, 1996 the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than March 19, 1996 by which comments may be entered and a date not later than March 22, 1996 as the date after which an order of the Commission granting and permitting this Application/Declaration to become effective may be entered by the Commission.

          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

A.   Exhibits

     A-1       Restated Certificate of Incorporation of NCE (filed as
               Annex VIII to the Registration Statement on Form S-4 on
               December 13, 1995 (Registration No. 33-64951), and
               incorporated herein by reference).
     A-2       Restated Bylaws of NCE (filed as Annex IX to the
               Registration Statement on Form S-4 on December 13, 1995
               (Registration No. 33-64951), and incorporated herein by
               reference).
     A-3       Restated Articles of Incorporation of PSCo (filed as
               Exhibit 3(a) to the PSCo Annual Report on Form 10-K for
               the year ended December 31, 1990 (File No 1-3280) and
               incorporated herein by reference).
     A-4       Restated Articles of Incorporation of SPS (filed as
               Exhibit 3 to the SPS Form 10-Q for the quarter ended
               May 31, 1990 (File No. 1-3789) and incorporated herein
               by reference) and proposed amendment thereto (filed as
               Annex X to the Registration Statement on Form S-4 on
               December 13, 1995 (Registration No. 33-64951, and
               incorporated herein by reference).
     B-1       Merger Agreement, as amended (filed as Annex I to the
               Registration Statement on Form S-4 on December 13, 1995
               (Registration No. 33-64951), and incorporated herein by
               reference).
     B-2       Form of Service Agreement between NC Services, Inc. and
               utility affiliates (to be filed by amendment).
     B-3       Form of Service Agreement between NC Services, Inc. and
               non-utility affiliates (to be filed by amendment).
     B-4       Form of Service Agreement between UE and its utility
               affiliates (to be filed by amendment).
     B-5       Form of Service Agreement between UE and its non-
               utility affiliates (to be filed by amendment).
     B-6       Summary of Procedures for NC Services (to be filed by
               amendment).
     B-7       Summary of Procedures for UE (to be filed by
               amendment).
     C-1       Registration Statement of NCE on Form S-4 (filed on
               December 13, 1995 (Registration No 33-64951) and
               incorporated herein by reference).
     C-2       Joint Proxy Statement and Prospectus (included in
               Exhibit C-1).
     D-1.1     Joint Application of PSCo and SPS before the FERC.
     D-1.2.1   Testimony of Dr. Robert Spann to the FERC (to be filed
               by amendment).
     D-1.2.2   Testimony of Matt P. Harris to the FERC.
     D-1.3     Order of the FERC dated __________ (to be filed by
               amendment).
     D-2.1     Application of PSCo before the CPUC.
     D-2.2     CPUC Order dated __________ (to be filed by amendment).
     D-3.1     Application of PSCo to the WPSC.
     D-3.2     WPSC Order dated __________ (to be filed by amendment).
     D-4.1     Application of SPS to the NMPUC.
     D-4.2     NMPUC Order dated __________ (to be filed by
               amendment).
     D-5.1     Notification of SPS to the PUCT.
     D-5.2     PUCT Finding dated __________ (to be filed by
               amendment).
     D-6.1     Application of SPS to the KCC.
     D-6.2     KCC Order dated November 28, 1995.
     E-1       Map of service areas of SPS, PSCo and Cheyenne.
     E-2       Map of PSCo and Cheyenne transmission system.
     E-3       Map of SPS transmission system.
     E-4       PSCo corporate chart.
     E-5       SPS corporate chart.
     E-6       NCE corporate chart.
     F-1       Opinion of counsel (to be filed by amendment).
     F-2       Past-tense opinion of counsel (to be filed by
               amendment).
     G-1       Opinion of Barr Devlin & Co Incorporated (filed as
               Annex II to the Registration Statement on Form S-4 on
               December 13, 1995 (Registration No. 33-64951), and
               incorporated herein by reference).
     G-2       Opinion of Dillon, Read & Co. Inc. (filed as Annex II
               to the Registration Statement on Form S-4 on December
               13, 1995 (Registration No. 33-64951), and incorporated
               herein by reference).
     H-1       Annual Report of PSCo on Form 10-K for the year ended
               December 31, 1994 (filed on March 3, 1995 (File No. 1-
               3280) and incorporated herein by reference).
     H-2       Annual Report of SPS on Form 10-K for the year ended
               August 31, 1995 (filed on November 21, 1995 (File No 1-
               3789) and incorporated herein by reference).
     H-3       Statement of PSCo on Form U-3A-2 for the year ended
               December 31, 1994 (filed on February 23, 1995 and
               incorporated herein by reference).
     H-4       Amendment to Statement of PSCo on Form U-3A-2 for the
               year ended December 31, 1994 (filed on March 29, 1995
               and incorporated herein by reference).
     H-5       PSCo Quarterly Report on Form 10-Q for the quarter
               ended March 31, 1995 (filed on May 10, 1995 (File No.
               1-3280) and incorporated herein by reference).
     H-6       PSCo Quarterly Report on Form 10-Q for the quarter
               ended June 30, 1995 (filed on August 10, 1995 (File No.
               1-3280) and incorporated herein by reference).
     H-7       PSCo Quarterly Report on Form 10-Q for the quarter
               ended September 30, 1995 (filed on November 14, 1995
               (File No. 1-3280) and incorporated herein by
               reference).
     H-8       SPS Quarterly Report on Form 10-Q for the quarter ended
               November 30, 1995 (filed on January 16, 1996) (File No.
               1-3789) and incorporated herein by reference).
     I-1       Proposed Form of Notice.
     J-1       Analysis of the Economic Impact of a Divestiture of The
               Gas Operations of Public Service Company of Colorado and its Subsidiaries.
     J-2       Legal Memorandum of LeBoeuf, Lamb, Greene & MacRae,
               L.L.P. and exhibits thereto.
     J-3       Table of Estimated Losses of Economies in Prior
               Decisions on Divestiture and Retention of Gas
               Operations (to be filed by amendment).
     J-4       Memorandum on NC Hold debt service (to be filed by
               amendment).


B.   Financial Statements

     FS-1 NCE Unaudited Pro Forma Condensed Consolidated Balance Sheets as of September 30, 1995 (see Registration Statement on Form S-4 of NCE (Exhibit C-1 hereto) at p. 75-76).
     FS-2 NCE Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1994 and the nine months ended September 30, 1995.
               (See Registration Statement on Form S-4 of NCE (Exhibit C-1 hereto) at pp. 77-78)).
     FS-3 SPS Consolidated Balance Sheet as of August 31, 1995 (see Annual Report of SPS on Form 10-K for the year ended August 31, 1995 (Exhibit H-2 hereto), at p. 23).
     FS-4 SPS Consolidated Statements of Income for its last three fiscal years (see Annual Report of SPS on Form 10-K for the year ended August 31, 1995 (Exhibit H-2 hereto), at p. 26).
     FS-7 PSCo Consolidated Balance Sheet as of December 31, 1994 (see Annual Report of PSCo on Form 10-K for the year ended December 31, 1994 (Exhibit H-1 hereto), at p.
               46).
     FS-8 PSCo Consolidated Statement of Income for its last three fiscal years (see Annual Report of PSCo on Form 10-K for the year ended December 31, 1994 (Exhibit H-1 hereto), at p. 47).

Item 7.  Information as to Environmental Effects

          The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of NCE's Registration Statement on Form S-4, the expiration of the applicable waiting period under the HSR Act, FERC approval of the application filed by NCE with the FERC under the Federal Power Act, and Commission approval of this Application/Declaration. Consummation of the Transaction will not result in changes in the operations of PSCo, Cheyenne or SPS that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.



                               SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration of New Century Energies, Inc. to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  January 29, 1996

                                   New Century Energies, Inc.


                                   By:  /s/ Doyle R. Bunch II
                                        Doyle R. Bunch II
                                        Chairman and Secretary


                                        /s/ Richard C. Kelly
                                        Richard C. Kelly
                                        President and Treasurer